SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 12, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim financial statements as of March 31, 2021 together with the reports on review of interim financial statements.

CONTENT

•	Cover Sheet

•	Condensed consolidated interim statement of financial position

•	Condensed consolidated interim statement of income

•	Condensed consolidated interim statement of other comprehensive income

•	Condensed consolidated interim statement of changes in shareholders’ equity

•	Condensed consolidated interim statement of cash flows

•	Notes to the condensed consolidated interim financial statements

•	Consolidated exhibits

•	Condensed separate interim statement of financial position

•	Condensed separate interim statement of income

•	Condensed separate interim statement of other comprehensive income

•	Condensed separate interim statement of changes in shareholders’ equity

•	Condensed separate interim statement of cash flows

•	Notes to the condensed separate interim financial statements

•	Separate exhibits

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

CORPORATE NAME: Banco Macro SA

REGISTERED OFFICE: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

CORPORATE PURPOSE AND MAIN ACTIVITY: Commercial bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

BY-LAWS EXPIRY DATE: March 8, 2066

REGISTRATION WITH THE IGJ (SUPERINTENDENCY OF CORPORATIONS): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996.

PERSONAL TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	Exhibits	03/31/2021	12/31/2020
ASSETS
Cash and Deposits in Banks	6		153,515,086	146,802,082
Cash			23,650,502	28,715,643
Central Bank of Argentina			75,836,106	56,470,730
Other Local and Foreign Entities			54,022,725	61,609,765
Other			5,753	5,944
Debt Securities at fair value through profit or loss	6 and 36		38,381,177	62,104,306
Derivative Financial Instruments	6			8,169
Repo transactions	6		12,889,942	44,527,970
Other financial assets	5, 6 and 8	R	17,466,957	21,332,617
Loans and other financing	5 and 6	B, C, D and R	265,030,865	290,658,051
Non-financial Public Sector			3,289,730	4,083,029
Other Financial Entities			2,662,581	2,058,729
Non-financial Private Sector and Foreign Residents			259,078,554	284,516,293
Other Debt Securities	5, 6 and 36	R	212,608,497	236,210,623
Financial Assets delivered as guarantee	6 and 26		13,741,529	16,143,638
Equity Instruments at fair value through profit or loss	6, 10 and 36		2,056,466	1,878,426
Investment in associates and joint arrangements	7		246,946	230,317
Property, plant and equipment		F	38,866,440	38,821,315
Intangible Assets		G	5,817,669	5,765,184
Deferred Income Tax Assets			56,409	71,374
Other Non-financial Assets	8		2,566,469	2,521,168
Non-current assets held for sale			2,548,823	2,550,683
TOTAL ASSETS			765,793,275	869,625,923

Jorge Pablo Brito
Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	Exhibits	03/31/2021	12/31/2020
LIABILITIES
Deposits	6	H and I	457,286,997	552,047,687
Non-financial Public Sector			55,361,116	83,094,302
Financial Sector			693,670	786,621
Non-financial Private Sector and Foreign Residents			401,232,211	468,166,764
Derivative Financial Instruments	6	I	6	260
Repo Transactions	6	I		698,695
Other Financial Liabilities	6 and 12	I	49,875,306	55,590,785
Financing received from the Central Bank of Argentina and other financial institutions	6	I	1,149,238	1,038,153
Issued Corporate Bonds	6 and 31	I	5,054,192	5,565,079
Current Income Tax Liabilities			4,730,066	5,811,794
Subordinated Corporate Bonds	6 and 31	I	38,149,077	38,743,184
Provisions	11	J and R	1,391,706	1,473,497
Deferred Income Tax Liabilities			8,095,367	7,106,143
Other Non-financial Liabilities	12		30,024,381	34,289,045
TOTAL LIABILITIES			595,756,336	702,364,322
SHAREHOLDERS’ EQUITY
Capital Stock	23		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			58,523,016	58,523,016
Earnings Reserved			124,040,951	124,040,951
Unappropriated Retained Earnings			(29,642,958)	(57,157,399)
Other Comprehensive Income	3		1,857,190	1,269,287
Net Income for the period/ fiscal year			2,187,364	27,514,441
Net Shareholders’ Equity attributable to controlling interest			170,034,757	167,259,490
Net Shareholders’ Equity attributable to non-controlling interests			2,182	2,111
TOTAL SHAREHOLDERS’ EQUITY			170,036,939	167,261,601
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			765,793,275	869,625,923

The notes 1 to 40 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Jorge Pablo Brito
Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 03/31/2021	Quarter ended 03/31/2020
Interest income		Q	45,095,499	44,092,562
Interest expense		Q	(21,266,412)	(13,706,256)
Net Interest income			23,829,087	30,386,306
Commissions income	16	Q	6,528,383	6,943,328
Commissions expense		Q	(599,927)	(622,297)
Net Commissions income			5,928,456	6,321,031
Subtotal (Net Interest income + Net Commissions income)			29,757,543	36,707,337
Loss from measurement of financial instruments at fair value through profit or loss		Q	4,561,519	2,347,764
Profit from sold or derecognized assets at amortized cost			59,624	1,216,086
Differences in quoted prices of gold and foreign currency	17		1,216,270	759,511
Other operating income	18		1,649,087	1,567,815
Allowance for loan losses	5		(2,406)	(1,228,851)
Net Operating Income			37,241,637	41,369,662
Employee benefits	19		(7,257,751)	(6,741,859)
Administrative expenses	20		(3,414,702)	(3,815,019)
Depreciation and amortization of fixed assets		F and G	(1,287,931)	(1,192,610)
Other Operating Expenses	21		(6,357,009)	(6,166,840)
Operating Income			18,924,244	23,453,334
Income from associates and joint arrangements	7		23,034	29,453
Loss on net monetary position			(14,442,665)	(8,252,484)
Income before tax on continuing operations			4,504,613	15,230,303
Income tax on continuing operations	15.c)		(2,317,178)	(5,625,860)
Net Income from continuing operations			2,187,435	9,604,443
Net Income for the period			2,187,435	9,604,443
Net Income for the period attributable to controlling interest			2,187,364	9,604,341
Net Income for the period attributable to non-controlling interest			71	102

Jorge Pablo Brito
Vice Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Quarter ended 03/31/2021	Quarter ended 03/31/2020
Net Profit attributable to Parent’s shareholders	2,187,364	9,604,341
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	2,187,364	9,604,341
Weighted average of outstanding common shares for the period	639,413	639,398
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	639,413	639,398
Basic earnings per share (in pesos)	3.4209	15.0209

Jorge Pablo Brito
Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 03/31/2021	Quarter ended 03/31/2020
Net Income for the period			2,187,435	9,604,443
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(96,699)	(10,115)
Foreign currency translation differences for the period			(96,699)	(10,115)
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			684,602	(987,224)
Profit or losses for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	317,195	(1,867,251)
Adjustment for reclassification of the period			638,617	570,910
Income tax	15.c)		(271,210)	309,117
Total Other Comprehensive Income/ (Loss) that is subsequently reclassified to profit or loss			587,903	(997,339)
Total Other Comprehensive Income/ (Loss)			587,903	(997,339)
Total Comprehensive Income for the period			2,775,338	8,607,104
Total Comprehensive Income attributable to controlling interest			2,775,267	8,607,002
Total Comprehensive Income attributable to non-controlling interest			71	102

The notes 1 to 40 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Jorge Pablo Brito
Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413		12,429,781	58,523,016	1,022,571	246,716	36,247,343	87,793,608	(29,642,958)	167,259,490	2,111	167,261,601
Total comprehensive income for the period
- Net income for the period										2,187,364	2,187,364	71	2,187,435
- Other comprehensive income/ (loss) for the period						(96,699)	684,602				587,903		587,903
Amount at the end of the period		639,413		12,429,781	58,523,016	925,872	931,318	36,247,343	87,793,608	(27,455,594)	170,034,757	2,182	170,036,939

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Capital stock		Non-capital Contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413		12,429,781	58,523,016	887,181	(677,300)	23,699,388	60,763,027	4,979,523	161,244,029	2,158	161,246,187
Total comprehensive income for the period
- Net income for the period										9,604,341	9,604,341	102	9,604,443
- Other comprehensive income/ (loss) for the period						(10,115)	(987,224)				(997,339)		(997,339)
Amount at the end of the period		639,413		12,429,781	58,523,016	877,066	(1,664,524)	23,699,388	60,763,027	14,583,864	169,851,031	2,260	169,853,291

(1) Amount at the beginning of the fiscal year were adjusted in accordance with Communication “A” 7211. See also Note 3 section “New standards adopted in the fiscal year”.

The notes 1 to 40 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Jorge Pablo Brito
Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	03/31/2021	03/31/2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		4,504,613	15,230,303
Adjustment for the total monetary effect of the period		14,442,665	8,252,484
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		1,287,931	1,192,610
Allowance for loan losses		2,406	1,228,851
Difference in quoted prices of foreign currency		(7,011,058)	(4,133,437)
Other adjustments		14,277,055	5,848,568
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit and loss		23,723,129	6,349,727
Derivative financial instruments		8,169	19,019
Repo transactions		31,638,028	1,088,411
Loans and other financing
Non-financial public sector		793,299	3,922,505
Other financial entities		(603,852)	2,117,365
Non-financial private sector and foreign residents		25,370,943	11,269,983
Other debt securities		(2,343,855)	(46,704,033)
Financial assets delivered as guarantee		2,402,109	2,147,818
Equity instruments at fair value through profit or loss		(178,040)	103,316
Other assets		3,801,202	(8,292,544)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(27,733,186)	11,953,679
Financial sector		(92,951)	(67,831)
Non-financial private sector and foreign residents		(66,934,553)	27,980,810
Derivative financial instruments		(254)	(953,457)
Repo transactions		(698,695)	(1,541,610)
Other liabilities		(7,751,162)	(4,801,896)
Payments for Income Tax		(1,706,005)	(2,239,091)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		7,197,938	29,971,550

Jorge Pablo Brito
Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	03/31/2021	03/31/2020
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(1,291,047)	(1,137,639)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(1,291,047)	(1,137,639)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends
Acquisition or redemption of equity instruments
Non subordinated corporate bonds		(228,334)	(512,443)
Central Bank of Argentina		(180)	(15,930)
Financing from local financial entities			(1,997,918)
Subordinated Corporate Bonds			(33,239)
Other payments related to financing activities		(140,509)	(198,124)
Proceeds:
Financing to local financial entities		152,510
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(216,513)	(2,757,654)
EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		10,499,338	6,987,870
MONETARY EFFECT ON CASH AND CASH EQUIVALENTS (E)		(35,437,989)	(19,131,905)
NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		(19,248,273)	13,932,222
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	22	297,749,280	226,649,768
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	278,501,007	240,581,990

The notes 1 to 40 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Jorge Pablo Brito
Vice Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services and electronic payments services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On July 17, August 26, October 15, 2020 and March 4, 2021, the Bank made irrevocable capital contributions in advance of future share subscription to the company Play Digital SA of 16,250, 27,250, 61,689 and 19,505 (not restated), respectively. On July 23, August 26, and October 15, 2020, the Extraordinary Shareholders’ Meeting of Play Digital SA accepted the irrevocable capital contributions and gave its approval to the Bank to subscribe 16,250,000, 26,634,046 and 58,017,400 common, registered shares, with a face value of Ps. 1. On December 15, 2020, the Extraordinary Shareholders’ Meeting of Play Digital SA decided a new capital stock increase. Thus, on December 16, 2020 the Bank subscribed new 18,276,059 common, registered shares with a face value of Ps. 1 for an amount of 20,727. As a consequence, the Bank’s interest in Play Digital SA amounted to 9.9545%. Initially, the shareholders’ were Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA, Banco Santander Río SA and Banco Macro SA. Subsequently, other banks were accepted as shareholders together with the abovementioned. Moreover, on May 12, 2021 the Bank made a new irrevocable capital contribution in advance for future share subscription for an amount of 108,136. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

On May 27, 2021, the Board of Directors approved the issuance of these condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018 extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of March 31, 2021 and December 31, 2020, the deposits held by the Misiones Provincial Government with the Bank amounted to 16,671,200 and 18,343,261 (including 891,077 and 913,303, related to court deposits), respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of March 31, 2021 and December 31, 2020, the deposits held by the Salta Provincial Government with the Bank amounted to 3,739,103 and 4,266,309 (including 1,398,705 and 1,401,669, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of March 31, 2021 and December 31, 2020, the deposits held by the Jujuy Provincial Government with the Bank amounted to 11,753,198 and 12,324,079 (including 1,396,469 and 1,319,762, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2025, respectively.

As of March 31, 2021 and December 31, 2020, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 15,452,294 and 16,123,439 (including 3,860,483 and 3,994,846, related to court deposits), respectively.

Additionally, as of March 31, 2021 and December 31, 2020, the Bank granted loans to the Tucumán Provincial Government for an amount of 2,598,296 and 3,231,151, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim financial statements of the Bank were prepared in accordance with the accounting framework established by Central Bank of Argentina (BCRA, for its acronym in Spanish) in its Communiqué “A” 6114 as supplementary. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that have affected the preparation of these condensed consolidated interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the effect of the full application of the mentioned standard.

b)	Additionally, the Bank received on March 12 and 22, 2021 and April 29, 2019 Memorandums from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 10. Considering such guidelines, the Bank adjusted the fair value previously determined. As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the difference over such fair value and the fair value calculated according to IFRS, which could be material.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7183. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements as of March 31, 2021, have been prepared in accordance with the accounting Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim financial statements, in addition to sections “measuring unit” and “new standards adopted in the fiscal year” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2020, already issued.

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2020, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2020, already issued.

As of March 31, 2021 and December 31, 2020, the Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services

Macro Fiducia SA	Av. Leandro N. Alem 1110– 1st floor. CABA	Argentina	Services

Macro Fondos SGFCISA	Av. Eduardo Madero 1182– 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Av. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services

(a)	Consolidated with Macro Fondos SGFCI SA (80.90% equity interest and voting rights).
(b)	The indirect interest of Banco Macro SA is held through Macro Fiducia SA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

(c)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 23,329).

As of March 31, 2021 and December 31, 2020, the Bank’s equity interest and voting rights in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting Rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU (*)	Common	241,200,000	100.00%	100.00%

(*) On May 3, 2021, Banco Macro SA made an irrevocable capital contribution in cash for an amount of 100,000.

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of March 31, 2021 and December 31, 2020 are as follows:

As of 03/31/2021	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	746,144,409	7,628,417	18,767,908	99,177	333,399	(7,180,035)	765,793,275
Liabilities	576,109,652	4,890,639	16,744,527	6,005	155,048	(2,149,535)	595,756,336
Equity attributable to the owners of the Bank	170,034,757	2,737,778	1,915,857	93,172	178,351	(4,925,158)	170,034,757
Equity attributable to non-controlling interests			107,524			(105,342)	2,182

As of 12/31/2020	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	847,107,467	8,541,281	21,762,542	99,849	397,296	(8,282,512)	869,625,923
Liabilities	679,847,977	5,599,143	19,877,014	6,076	191,708	(3,157,596)	702,364,322
Equity attributable to the owners of the Bank	167,259,490	2,942,138	1,798,727	93,773	205,588	(5,040,226)	167,259,490
Equity attributable to non-controlling interests			86,801			(84,690)	2,111

Transcription into books

As of the date of issuance of these condensed consolidated interim financial statements, the same are in the process of being transcribed into the Books of Accounts of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of March 31, 2021, and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of March 31, 2021, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income, the statement of other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the three-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These condensed consolidated interim financial statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of March 31, 2021, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specifics rules established by BCRA through Communiqués “A” 6651, 6849, as amendments, which established to apply this method, on a mandatory basis, from fiscal years beginning on January 1, 2020, included and determined as the transition date on December 31, 2018.

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeds that figures and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary; using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils on Economic Sciences (FACPCE, for its acronym in Spanish), which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 12.95% and 7.80% for the three-month periods ended March 31, 2021 and 2020, respectively, and 36.14% for the fiscal year ended on December 31, 2020.

Below is a description of the restating mechanism provided by IAS 29 and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplementary:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements is adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation is recognized in other comprehensive income for the period.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determinated as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the transition date restatement abovementioned in (i), all equity’s components are restated by applying a general price index as mentioned before from the beginning of the period and each variation of those components is restated from the contribution date or from the moment it was produced by any other way, and the accumulated OCI balances are redetermined according to the items that generated.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalent”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021,

unless otherwise expressly stated)

Reclassification of financial assets and liabilities – Changes in business model

During July and August 2020, the Bank’s management decided to update the objective related to holdings of Federal Government Treasury Bonds adjusted by CER 2.5% (maturity 07/22/2021) which at the closing date of these condensed consolidated interim financial statements they were in the Bank’s portfolio. These holdings were reclassified from fair value through profit or loss business model to fair value through Other Comprehensive Income (OCI) business model due to the trend context of government debt renegotiation and the issuance of new domestic debts, the volatilities of debt securities prices that created a scenario in which it was not clear that the cash flows of these holdings will be obtained through their negotiation, instead could be also generated by holding them to maturity.

The effective interest rates at the reclassification date were 31.45% and 33.31%, respectively. The interest income recognized in the statement of income since the reclassification date amounted to 1,306,905 and 1,332,241, respectively.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2021 the following amendment to accounting framework of the BCRA is effective:

Disclosures of the monetary effect generated by the application of financial statements restatement procedures (Communiqué “A” 7211):

From this fiscal year the Bank began to record in the statement of income of the period the accrued monetary effect of the monetary assets measured at fair value through OCI. As a consequence, at the beginning of this fiscal year, the related unappropriated retained earnings were adjusted as a prior period earning adjustment (AREA, for its acronym in Spanish) in order to include the monetary effect of the abovementioned assets that would have been recorded in OCI as of such date.

The amendment amounts in the statement of income and other comprehensive income and in the statement of changes in the shareholders’ equity for the three-month period ended March 31, 2020, as a consequence of what was abovementioned explained, are detailed bellow:

	Before amendment – restated	Amendment	After amendment – restated
Statement of income
(Loss) / Income from measurement of financial instruments at fair value through profit or loss	(5,838,992)	8,186,756	2,347,764
Income / (Loss) on net monetary position	421,475	(8,673,959)	(8,252,484)

Statement of other comprehensive income
Profit or losses for financial instruments measured at fair value through other comprehensive income	(2,354,454)	487,203	(1,867,251)

Statement of changes in the shareholders’ equity
Unappropriated retained earnings	15,081,170	(497,306)	14,583,864
Other comprehensive income – Other	(2,161,830)	497,306	(1,664,524)

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by FACPCA, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they come effective.

a)	Amendments to IFRS 3 - Reference to the Conceptual: the amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

b)	Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use. The amendment prohibits entities from deducting from the cost of an item of PP&E, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

c)	Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract: the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on Entities that previously applied the incremental cost approach, is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

d)	Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle:

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. This amendment is applicable as of January 1, 2022.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of them original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. This amendment is applicable as of January 1, 2022.

•	IFRS 16 “Leases” Illustrative examples - Lease incentives: the amendment removes the Example 13 accompanying IFRS 16 of payments from the lessor relating to leasehold improvements. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

The Bank does not expect this standard to have a material impact on the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

e)	Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies: the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policies and examples of when an accounting policy likely. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was developed. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

f)	Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates: the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of March 31, 2021 and December 31, 2020, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

	03/31/2021	12/31/2020
Undrawn commitments of credit cards and checking accounts	104,877,997	107,554,116
Guarantees granted (1)	1,411,129	1,448,926
Overdraft and unused agreed commitments (1)	1,162,756	585,781
Letters of credit		1,003,772
	107,451,882	110,592,595
Less: Allowance for expected credit losses (ECL)	(19,894)	(19,435)
Total	107,431,988	110,573,160

(1)	Includes transactions not covered by BCRA debtor classification standard. For Guarantee granted, it includes an amount of 156,675 and 182,836 as of March 31, 2021 and December 31, 2020, respectively. For Overdraft and unused agreed commitments, it includes an amount of 148,815 and 92,195 as of March 31, 2021 and December 31, 2020, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements as of December 31, 2020, already issued.

5.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Note 6 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in note 3 “Basis for the preparation of these financial statements and applicable accounting standards” for the annual consolidated financial statements as of December 31, 2020, already issued. Additionally, note 6 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding to credit risk of financial assets and items not recognized in the statement of financial position, are as follows:

5.1 Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loans characteristic, the Bank groups them as follows:

	03/31/2021	12/31/2020
Loans and other financing	274,894,228	301,978,880
Collective assessment	200,698,055	218,063,378
Individual assessment	74,196,173	83,915,502
Less: Allowance for ECL (*)	(9,863,363)	(11,320,829)
	265,030,865	290,658,051

(*) As explain in note 3, ECL are not calculated to public sector exposures.

As is explained in note 41.1.3 “Adjustment for expected losses due to COVID-19 pandemic” to the consolidated financial statements as of December 31, 2020, already issued, the Bank make a special adjustment prospectively. As of March 31, 2021 and December 31, 2020 such adjustment amounted to 3,492,088 and 3,990,358, respectively.

The following table shows the credit quality and the debt balance to credit risk, based on the Bank’s credit risk rating system and the year-end stage classification, taking into account the several guidelines related to flexible conditions for credit established by the BCRA to moderate the pandemic effects generated by COVID-19. The amounts are presented gross of the impairment allowances.

		03/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		252,381,510	8,891,395		261,272,905	95.04%
High grade	0.00%-3.50%	204,557,282	38,482		204,595,764	74.42%
Standard grade	3.51%-7.00%	33,408,432	1,993,885		35,402,317	12.88%
Sub-standard grade	7.01%-33.00%	14,415,796	6,859,028		21,274,824	7.74%
Past due but not impaired	33.01%-99.99%	1,119,208	9,319,145		10,438,353	3.80%
Impaired	100%			3,182,970	3,182,970	1.16%
Total		253,500,718	18,210,540	3,182,970	274,894,228	100%
		92.22%	6.62%	1.16%	100%

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

		12/31/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		280,295,854	9,789,984		290,085,838	96.06%
High grade	0.00%-3.50%	230,000,892	40,075		230,040,967	76.18%
Standard grade	3.51%-7.00%	36,044,334	2,094,130		38,138,464	12.63%
Sub-standard grade	7.01%-33.00%	14,250,628	7,655,779		21,906,407	7.25%
Past due but not impaired	33.01%-99.99%	896,868	7,573,852		8,470,720	2.81%
Impaired	100%			3,422,322	3,422,322	1.13%
Total		281,192,722	17,363,836	3,422,322	301,978,880	100%
		93.12%	5.75%	1.13%	100%

5.1.1 Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans based by grade on the Bank’s internal credit rating system, PD range and period-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 41 section “credit risk” to the consolidated financial statements as of December 31, 2020, already issued.

		03/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		67,695,906	2,952,291		70,648,197	95.22%
High grade	0.00%-3.50%	64,583,653			64,583,653	87.04%
Standard grade	3.51%-7.00%	2,163,142	1,480,718		3,643,860	4.91%
Sub-standard grade	7.01%-33.00%	949,111	1,471,573		2,420,684	3.26%
Past due but not impaired	33.01%-99.99%	266,910	2,512,499		2,779,409	3.75%
Impaired	100%			768,567	768,567	1.04%
Total		67,962,816	5,464,790	768,567	74,196,173	100%
		91.60%	7.37%	1.04%	100%

		12/31/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		76,763,483	3,141,908		79,905,391	95.22%
High grade	0.00%-3.50%	72,609,780	917		72,610,697	86.53%
Standard grade	3.51%-7.00%	3,097,336	1,643,094		4,740,430	5.65%
Sub-standard grade	7.01%-33.00%	1,056,367	1,497,897		2,554,264	3.04%
Past due but not impaired	33.01%-99.99%	420,930	1,824,095		2,245,025	2.68%
Impaired	100%			1,765,086	1,765,086	2.10%
Total		77,184,413	4,966,003	1,765,086	83,915,502	100%
		91.98%	5.92%	2.10%	100%

5.1.2 Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and period-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 41 section “credit risk” to the consolidated financial statements as of December 31, 2020, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

		03/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		184,685,604	5,939,104		190,624,708	94.98%
High grade	0.00%-3.50%	139,973,629	38,482		140,012,111	69.77%
Standard grade	3.51%-7.00%	31,245,290	513,167		31,758,457	15.82%
Sub-standard grade	7.01%-33.00%	13,466,685	5,387,455		18,854,140	9.39%
Past due but not impaired	33.01%-99.99%	852,298	6,806,646		7,658,944	3.82%
Impaired	100%			2,414,403	2,414,403	1.20%
Total		185,537,902	12,745,750	2,414,403	200,698,055	100%
		92.45%	6.35%	1.20%	100%

		12/31/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		203,532,371	6,648,076		210,180,447	96.39%
High grade	0.00%-3.50%	157,391,112	39,158		157,430,270	72.19%
Standard grade	3.51%-7.00%	32,946,998	451,036		33,398,034	15.32%
Sub-standard grade	7.01%-33.00%	13,194,261	6,157,882		19,352,143	8.88%
Past due but not impaired	33.01%-99.99%	475,938	5,749,757		6,225,695	2.85%
Impaired	100%			1,657,236	1,657,236	0.76%
Total		204,008,309	12,397,833	1,657,236	218,063,378	100%
		93.55%	5.69%	0.76%	100%

5.2 Other debt securities at amortized cost

For corporate bonds issued by the Bank’s customers, PD and LGD parameters calculated for loan exposures of those customers were used. The corporate bonds’ EAD is considered equal to the debt balance, because there is not available information of such instrument´s behavior when it defaulted.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each types of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities (A or B). It is assumed that the EAD is equal to the debt balance.

The table below shows the exposures gross of impairment allowances by stages:

	03/31/2021
	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	214,048			214,048	58.52%
Financial trust	151,698			151,698	41.48%
Total	365,746			365,746	100%
	100%			100%

	12/31/2020
	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	412,663			412,663	68.67%
Financial trust	188,283			188,283	31.33%
Total	600,946			600,946	100%
	100%			100%

The related ECL for corporate bonds as of March 31, 2021 and December 31, 2020 amounted to 677 and 1,394, respectively. The ECL related to financial trusts as of March 31, 2021 and December 31, 2020 amounted to 91 and 123, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

5.3 Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or Central Bank instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A detail of these investments and their characteristics are disclosed in note 36.

5.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stages:

	03/31/2021
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	17,486,753			17,486,753	100%
Total	17,486,753			17,486,753	100%
	100%			100%

	12/31/2020
	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	21,353,997			21,353,997	100%
Total	21,353,997			21,353,997	100%
	100%			100%

The ECL related to these types of instruments amounted to 19,796 and 21,380 as of March 31, 2021 and December 31, 2020, respectively, including the ECL related to the payments to be collected for transaction mentioned in note 10.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” are also disclosed the ECL movements by portfolio and products.

6.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of March 31, 2021 and December 31, 2020:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	38,381,177	38,214,378	52,240	114,559
Other financial assets	955,215	925,165		30,050
Equity instruments at fair value through profit or loss	2,056,466	10,305		2,046,161

At fair value through OCI
Other debt securities	183,488,655	110,201,192	73,287,463
Total	224,881,513	149,351,040	73,339,703	2,190,770
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments		6
Total		6

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2020
	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	62,104,306	61,676,835	7	427,464
Derivative financial instruments	8,169		8,169
Other financial assets	683,864	654,294		29,570
Equity instruments at fair value through profit or loss	1,878,426	11,131		1,867,295

At fair value through OCI
Other debt securities	201,062,024	130,367,428	70,694,596
Financial assets delivered as guarantee	785,868	785,868
Total	266,522,657	193,495,556	70,702,772	2,324,329

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2020
Description	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	260	260

Total	260	260

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of March 31, 2021 and December 31, 2020, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the period, of the financial instruments recognized at fair value categorized as level 3:

	As of March 31, 2021
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	427,464	29,570	1,867,295
Transfers to Level 3
Transfers from Level 3
Profit and loss	28,421		393,239
Recognition and derecognition	(307,431)	4,047
Monetary effects	(33,895)	(3,567)	(214,373)
Amount at the end of the period	114,559	30,050	2,046,161

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

	As of December 31, 2020
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,253,355	35,370	2,347,824
Transfers to Level 3
Transfers from Level 3
Profit and loss	234,707	10,698	150,985
Recognition and derecognition	(894,085)	(7,348)	19,328
Monetary effects	(166,513)	(9,150)	(650,842)
Amount at the end of the fiscal year	427,464	29,570	1,867,295

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma Medios de Pago SA for the reasons described in note 10).

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	03/31/2021
	03/31/2021	Technique	Inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts Provisional	112,022	Income approach (discounted cash flow)	Discount rate in pesos	42.73	48.28		%

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2020
	12/31/2020	Technique	Inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts Provisional	424,805	Income approach (discounted cash flow)	Discount rate in pesos	43.84	47.60		%

The table below describes the effect of changing the significant unobservable inputs to reasonable possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	03/31/2021		12/31/2020
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Debt Securities of Financial Trusts Provisional	131	(128)	508	(496)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of March 31, 2021 and December 31, 2020, the Bank has not recognized any transfers between levels 1, 2 and 3.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Financial assets and liabilities not recognized at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renown pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of March 31, 2021 and December 31, 2020:

	03/31/2021
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	153,515,086	153,515,086			153,515,086
Repo transactions	12,889,942	12,889,942			12,889,942
Other financial assets	16,511,742	16,511,742			16,511,742
Loans and other financing	265,030,865			242,862,341	242,862,341
Other debt securities	29,119,842	404,520	28,750,409	140,106	29,295,035
Financial assets delivered as guarantee	13,741,529	13,741,529			13,741,529
	490,809,006	197,062,819	28,750,409	243,002,447	468,815,675
Financial liabilities
Deposits	457,286,997	230,701,491		226,438,839	457,140,330
Other financial liabilities	49,875,306	48,441,049	1,431,315		49,872,364
Financing received from the BCRA and other financial entities	1,149,238	515,765	626,250		1,142,015
Issued corporate bonds	5,054,192		4,016,109		4,016,109
Subordinated corporate bonds	38,149,077		29,240,560		29,240,560
	551,514,810	279,658,305	35,314,234	226,438,839	541,411,378

	12/31/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	146,802,082	146,802,082			146,802,082
Repo transactions	44,527,970	44,527,970			44,527,970
Other financial assets	20,648,753	20,648,753			20,648,753
Loans and other financing	290,658,051			271,041,096	271,041,096
Other debt securities	35,148,599	11,927,565	25,087,193	167,540	37,182,298
Financial assets delivered as guarantee	15,357,770	15,357,770			15,357,770
	553,143,225	239,264,140	25,087,193	271,208,636	535,559,969

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

	12/31/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial liabilities
Deposits	552,047,687	274,546,497		277,187,045	551,733,542
Repo transactions	698,695	698,695			698,695
Other financial liabilities	55,590,785	54,080,889	1,503,741		55,584,630
Financing received from the BCRA and other financial entities	1,038,153	365,823	661,501		1,027,324
Issued corporate bonds	5,565,079		4,654,562		4,654,562
Subordinated corporate bonds	38,743,184		32,873,522		32,873,522
	653,683,583	329,691,904	39,693,326	277,187,045	646,572,275

7.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

7.1 Associates entities

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of December 31, 2020. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between January 1, 2021 and March 31, 2021.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	03/31/2021	12/31/2020
Total assets	60,297	66,556
Total liabilities	10,370	13,718
Shareholders’ equity	49,927	52,838
Proportional Bank’s interest	5%	5%
Investment carrying amount	2,496	2,642

As of March 31, 2021 and 2020, the investment carrying amount in the net income for the periods amounted to 147 and 10 (both loss), respectively.

b)	Play Digital SA

As explain in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate.

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	03/31/2021	12/31/2020
Total assets	759,204	745,338
Total liabilities	127,874	98,968
Shareholders’ equity	631,330	646,370
Proportional Bank’s interest	9.9545%	9.9545%
Investment carrying amount	62,846	64,343
Contribution made in March 2021 (see note 1)	19,505
	82,351	64,343

As of March 31, 2021, the investment carrying amount in the net income for the period amounted to 1,497 (loss).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

7.2 Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE, for its acronym in Spanish):

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	03/31/2021	12/31/2020
Total assets	430,625	437,722
Total liabilities	106,498	111,142
Shareholders’ equity	324,127	326,580
Proportional Bank’s interest	50%	50%
Investment carrying amount	162,063	163,290

As of March 31, 2021 and 2020, the investment carrying amount in the net income for the periods amounted to 24,682 and 31,190, respectively.

b)	Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On June 27, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. As of March 31, 2021 and December 31, 2020, according to the above-mentioned, the remaining investment amounted to 36 and 42, respectively.

8.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of the other financial and non-financial assets as of March 31, 2021 and December 31, 2020 is as follows:

Other financial assets	03/31/2021	12/31/2020
Sundry debtors (see note 10)	7,991,613	8,348,012
Receivables from spot sales of foreign currency pending settlement	7,140,416	9,533,624
Receivables from other spot sales pending settlement	998,493	1,945,145
Private securities	955,215	683,864
Receivables from spot sales of government securities pending settlement	188,197	625,694
Other	212,819	217,658
Subtotal	17,486,753	21,353,997
Allowances	(19,796)	(21,380)
	17,466,957	21,332,617

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Other non-financial assets	03/31/2021	12/31/2020
Investment property (see Exhibit F)	1,102,683	1,107,137
Advanced prepayments	856,960	526,591
Tax advances	403,954	682,525
Other	202,872	204,915
	2,566,469	2,521,168

Disclosures related to allowance for ECL are detailed in note 5 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

9.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of March 31, 2021 and December 31, 2020, amounts balances related to transactions generated with related parties are as follows:

	Information as of March 31, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
ASSETS
Cash and deposit in banks	737							737
Other financial assets							180,656	180,656
Loans and other financing (3)
Overdraft						40,739	365,544	406,283
Credit Cards						48,321	33,196	81,517
Lease		354					4,745	5,099
Personal loans						7,715		7,715
Mortgage loans						202,807		202,807
Other loans		796,823					1,348,559	2,145,382
Other receivables for financial intermediation							9,519	9,519
Guarantee granted							1,143,584	1,143,584
Total Assets	737	797,177				299,582	3,085,803	4,183,299

LIABILITIES
Deposits	7	761,296	144,562	16,263	41,919	625,540	6,915,292	8,504,879
Other financial liabilities						202	12,652,801	12,653,003
Other non-financial liabilities							9,747	9,747
Total Liabilities	7	761,296	144,562	16,263	41,919	625,742	19,577,840	21,167,629

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of March 31, 2021 for Macro Securities SA, Key management personnel and other related parties amounted to 797,856, 368,731 and 3,322,728, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

	Information as of December 31, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
ASSETS
Cash and deposit in banks	761							761
Repo transaction		866,785						866,785
Other financial assets							167	167
Loans and other financing (3)
Documents							1,726	1,726
Overdraft						36,997	459,061	496,058
Credit Cards						51,188	12,428	63,616
Lease		1,168					5,900	7,068
Personal loans						13,160		13,160
Mortgage loans						95,076		95,076
Other loans		803,973					429,773	1,233,746
Guarantee granted							939,431	939,431
Total Assets	761	1,671,926				196,421	1,848,486	3,717,594

LIABILITIES
Deposits	8	758,389	147,532	64,356	48,953	701,047	4,266,496	5,986,781
Other financial liabilities		17,638				183	13,343,974	13,361,795
Other non-financial liabilities							12,903	12,903
Total Liabilities	8	776,027	147,532	64,356	48,953	701,230	17,623,373	19,361,479

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 807,599, 1,126,532 and 5,278,683 respectively.

Profit or loss related to transactions generated during the three-month periods ended March 31, 2021 and 2020 with related parties are as follows:

	Information as of March 31, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
INCOME / (LOSS)
Interest income		771				22,407	345,654	368,832
Interest expense		(1,966)			(3,450)	(12,509)	(154,978)	(172,903)
Commissions income		3,977	28		46	3	3,850	7,904
Commissions expense						(11)	(131)	(142)
Other operating income	1	3,010					6	3,017
Administrative expense							(37,724)	(37,724)
Other operating expense							(16,411)	(16,411)

Income / (loss)	1	5,792	28		(3,404)	9,890	140,266	152,573

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

	Information as of March 31, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
INCOME / (LOSS)
Interest income		1,979				49,774	228,496	280,249
Interest expense					(2,140)	(847,279)	(36,401)	(885,820)
Commissions income		153	80		13	43	1,889	2,178
Other operating income	1			1			6	8
Administrative expense							(45,951)	(45,951)
Other operating expense							(22,062)	(22,062)
Income / (loss)	1	2,132	80	1	(2,127)	(797,462)	125,977	(671,398)

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2021 and 2020, totaled 115,573 and 66,954, respectively.

In addition, fees received by the Directors as of March 31, 2021 and 2020 amounted to 574,440 and 835,400, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

	03/31/2021	12/31/2020
Board of Directors	22	22
Senior managers of the key management personnel	12	11
	34	33

10.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets”.

The remaining holding of the Bank in Prisma Medios de Pago SA (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA. As of March 31, 2021 the valuation was adjusted by Memorandums dated March 12 and 22, 2021 while, as of December 31, 2020, as required by a Memorandum dated April 29, 2019.

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019, and have the possibility to execute a put for the non-sold shares of this transaction (49%) and the buyer has the obligation to buy them, on an specific term established on the agreement, according to specifics clauses. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

On February 22, 2021 the Bank collected cash dividends for an amount of 446,296 which 226,854 were applied to decrease the receivable generated by the financing granted to AI ZENITH (Netherlands) B.V, for the purchase of Prisma Medios de Pago SA´s shares.

11.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions, as of March 31, 2021 and December 31, 2020.

The expected terms to settle these obligations are as follows:

	03/31/2021
	Within 12 months	Beyond 12 Months	03/31/2021	12/31/2020
For administrative, disciplinary and criminal penalties		718	718	811
Letters of credits, guarantees and other Commitments (1)	19,894		19,894	19,435
Commercial claims in progress (2)	534,592	223,941	758,533	778,378
Labor lawsuits	64,266	160,727	224,993	257,252
Pension funds - reimbursement	34,142	59,482	93,624	100,359
Other	87,142	206,802	293,944	317,262
	740,036	651,670	1,391,706	1,473,497

(1)	These amounts correspond to the ECL calculated for contingent transactions which are mentioned in note 4.

(2)	See also note 33.2.

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these condensed consolidated interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

12.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of other financial and non-financial liabilities as of March 31, 2021 and December 31, 2020 is as follows:

Other financial liabilities	03/31/2021	12/31/2020
Credit and debit card settlement - due to merchants	18,400,938	19,431,927
Amounts payable for other spot purchases pending settlement	15,124,058	17,515,392
Amounts payable for spot purchases of foreign currency pending settlement	7,178,669	9,544,489
Payment orders pending settlement foreign exchange	2,832,416	3,471,163
Collections and other transactions on account and behalf others	2,176,071	1,596,639
Finance leases liabilities	1,278,142	1,327,792
Amounts payable for spot purchases of government securities pending settlement	675,944	475,025
Other	2,209,068	2,228,358
	49,875,306	55,590,785

Other non-financial liabilities	03/31/2021	12/31/2020
Dividends payables (see note 34)	16,579,990	18,727,584
Salaries, bonuses and payroll taxes payables	4,783,629	5,545,739
Withholdings	4,282,537	4,672,286
Taxes payables	2,297,805	2,020,038
Miscellaneous payables	1,210,181	1,611,523
Retirement pension payment orders pending settlement	256,396	462,581
Fees payables	40,032	568,886
Other	573,811	680,408
	30,024,381	34,289,045

13.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2021 and December 31, 2020:

03/31/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	153,515,086
Debt securities at fair value through profit or loss		30,816,180	7,564,997
Repo transactions		12,889,942
Other financial assets	2,164,720	10,535,125	4,767,112
Loans and other financing (1)	617,479	176,903,199	87,510,187
Other debt securities		167,342,216	45,266,281
Financial assets delivered as guarantee	13,741,529
Equity instruments at fair value through profit or loss	2,056,466
Total assets	172,095,280	398,486,662	145,108,577
Liabilities
Deposits	225,927,530	231,346,496	12,971
Derivative financial instruments		6
Other financial liabilities		49,039,765	835,541
Financing received from the BCRA and other financial institutions		1,126,317	22,921
Issued corporate bonds		2,676,496	2,377,696
Subordinated corporate bonds		1,355,077	36,794,000
Total liabilities	225,927,530	285,544,157	40,043,129

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

12/31/2020	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	146,802,082
Debt securities at fair value through profit or loss		59,330,325	2,773,981
Derivative financial instruments		8,169
Repo transactions		44,527,970
Other financial assets	2,293,671	14,311,036	4,727,910
Loans and other financing (1)	707,026	201,147,394	88,803,631
Other debt securities		210,337,194	25,873,429
Financial assets delivered as guarantee	15,357,770	785,868
Equity instruments at fair value through profit or loss	1,878,426
Total assets	167,038,975	530,447,956	122,178,951
Liabilities
Deposits	269,259,068	282,764,424	24,196
Derivative financial instruments		260
Repo transactions		698,694
Other financial liabilities		54,713,368	877,417
Financing received from the BCRA and other financial institutions		994,585	43,568
Issued corporate bonds		2,879,402	2,685,677
Subordinated corporate bonds		725,487	38,017,697
Total liabilities	269,259,068	342,776,220	41,648,555

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

14.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

15.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period.

ii)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively.

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it will be determined.

As of March 31, 2021 and December 31, 2020, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section d) of this note).

b)	Income tax rate

The Law No. 27541 (see note 42) suspends, up to fiscal years beginning on January 1, 2021 included, the income tax rate reduction that had established the Law 27430, setting up for the suspended period a rate of 30%.

c)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	03/31/2021	03/31/2020
Current income tax expense	1,103,235	5,696,746	(*)
Loss / (profit) for deferred income taxes	1,004,189	(259,728)
Monetary effects	209,754	188,842
Income tax loss recorded in the statement of income	2,317,178	5,625,860
Income tax loss / (profit) recorded in other comprehensive income	271,210	(309,117)
	2,588,388	5,316,743

(*) See point d) of this note.

d)	As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion has been applied to determine the annual income tax report for 2020, which generated an accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on October 24, 2019 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11683, in order to obtain the return of the amounts of 4,782,766 and 5,015,451 (not restated), paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the inflation adjustment method established by the Income Tax Law (before the amendments include by Laws 27430 and 27468, for the fiscal years 2013 to 2017, and as per 2019 and amendments, for the fiscal year 2018), plus the related compensatory interest (files SIGEA Nº 19144-14224/2019 and 19144-14222/2019). As the regulatory authority has not resolved the abovementioned claims, on August 7, 2020 the Bank filed, under the terms of the second paragraph of section 81 Law 11683, the requests for the recovery of payment to the Federal Civil and Commercial Court of Appeal which are in process at Court Nº 8 and 2, respectively (Files 11285/2020 and 11296/2020).

On December 19, 2019 the AFIP notified the beginning of an income tax audit for the period 2018, and on May 3, 2021, the Bank became aware that the same regulatory agency began an income tax audit for the periods 2013 to 2017, both included.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

16.	COMMISSIONS INCOME

Description	03/31/2021	03/31/2020
Performance obligations satisfied at a point in time
Commissions related to obligations	3,494,359	3,759,900
Commissions related to credit cards	2,214,415	2,365,712
Commissions related to insurance	431,032	440,233
Commissions related to trading and foreign exchange transactions	149,292	111,794
Commissions related to securities value	128,892	121,055
Commissions related to loans and other financing	22,106	22,534
Commissions related to financial guarantees granted	122	187

Performance obligations satisfied over certain time period
Commissions related to credit cards	78,587	108,790
Commissions related to trading and foreign exchange transactions	9,053	12,424
Commissions related to loans and other financing	271	90
Commissions related to obligations	183	608
Commissions related to financial guarantees granted	71	1
	6,528,383	6,943,328

17.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	03/31/2021	03/31/2020
Translation of foreign currency assets and liabilities into pesos	1,094,168	689,849
Income from foreign currency exchange	122,102	69,662
	1,216,270	759,511

18.	OTHER OPERATING INCOME

Description	03/31/2021	03/31/2020
Services	678,537	953,195
Other receivables for financial intermediation	308,230
Adjustments and interest from other receivables	209,762	230,381
Adjustments from other receivables with CER clauses	59,893	57,621
Initial recognition of loans	2,998
Sale of property, plant and equipment	1,708	47
Other	387,959	326,571
	1,649,087	1,567,815

19.	EMPLOYEE BENEFITS

Description	03/31/2021	03/31/2020
Remunerations	5,232,284	4,968,362
Payroll taxes	1,177,853	1,103,869
Compensations and bonuses to employees	690,908	520,650
Employee services	156,706	148,978
	7,257,751	6,741,859

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

20.	ADMINISTRATIVE EXPENSES

Description	03/31/2021	03/31/2020
Maintenance, conservation and repair expenses	582,102	578,257
Taxes	541,361	548,849
Armored truck, documentation and events	516,875	492,818
Electricity and communications	398,549	443,878
Security services	376,745	418,720
Software	317,963	285,695
Other fees	254,178	261,970
Fees to directors and syndics	104,902	432,834
Advertising and publicity	57,741	82,383
Insurance	45,551	36,885
Leases	31,184	32,518
Representation, travel and transportation expenses	28,942	47,549
Stationery and office supplies	19,907	27,664
Hired administrative services	2,490	917
Other	136,212	124,082
	3,414,702	3,815,019

21.	OTHER OPERATING EXPENSES

Description	03/31/2021	03/31/2020
Turnover tax	3,496,184	3,487,340
For credit cards	1,300,019	1,188,595
Charges for other provisions	398,528	428,428
Deposit guarantee fund contributions	224,920	172,645
Taxes	92,561	178,308
Interest on lease liabilities	41,262	46,667
For administrative, disciplinary and criminal penalties	30,673
Loss from sale or impairment of investments in properties and other non-financial assets	23,271	1,887
Insurance claims	10,789	20,972
Donations	743	154,275
Other	738,059	487,723
	6,357,009	6,166,840

22.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	03/31/2021	12/31/2020	03/31/2020	12/31/2019
Cash and deposits in banks	153,515,086	146,802,082	175,915,334	154,820,545
Debt Securities at fair value through profit or loss			44,729
Other debt securities	124,525,996	150,471,977	64,162,100	71,368,706
Loans and other financing	459,925	475,221	459,827	460,517
	278,501,007	297,749,280	240,581,990	226,649,768

23.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2021, amounted to 639,413. Since December 31, 2018, the Bank’s capital stock has changed as follows:

	Capital stock issued and paid-in	Issued outstanding	In treasury
As of December 31, 2018	669,663	640,715	28,948
Own shares acquired (1)		(1,317)	1,317
Capital stock decrease (2)	(30,265)		(30,265)
Capital stock increase (3)	15	15
As of March 31, 2021 and December 31, 2020 and 2019	639,413	639,413

(1)	Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 8,750,634 (nominal value:3,113,925).

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 2,492,309 (nominal value: 995,786).

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 705,399 (nominal value: 298,196) of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 232,659 (nominal value: 98,353), and in January 2019 were settled 1,316,865 common shares for an amount of 472,739 (nominal value: 199,843).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

(2)	Related to capital stock decrease approved by the Shareholders’ Meeting of Banco Macro SA held on April 30, 2019 for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, equivalent to all the own shares acquired mentioned in (1). On August 14, 2019 the Bank was notified that the capital stock decrease was registered at the Public Registry of Commerce.

(3)	Related to the capital stock increase through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, approved by Shareholders’ Meeting mentioned in (2), due to the merger effects between Banco Macro SA and Banco del Tucumán SA. On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

24.	EARNINGS PER SHARE. DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 23 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the consolidated statement of income. See additionally note 34 and the Earning distribution proposal.

Dividends paid and proposed

The Shareholders’ Meeting held on April 30, 2020, resolved to distribute cash dividends for 12,788,268 (not restated), which considering the number of shares outstanding at the date of such resolution, represented 20 pesos per share (not restated). According to Communiqué “A” 7035, the Central Bank extended the suspension of payment on earning distributions up to December 31, 2020. Afterwards, through Communiqué “A” 7181, such suspension was extended up to June 30, 2021. As a consequence, the Shareholders’ Meeting held on October 21, 2020, resolved to distribute a supplementary cash dividend which will be calculated by multiplying the dividend of 20 pesos per share already approved by the Shareholders’ Meeting held on April, 30 2020, by the coefficient obtained after dividing the most recent CPI published by the INDEC and informed by such entity to the date on which the BCRA issues its authorization for the payment, by the CPI for the month of April 2020. The aggregate amount to be distributed for this purpose may not exceed the amount of 3,791,722 (not restated).

In addition, the Shareholders’ Meeting held on April 30, 2021, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value, or any combination of both alternatives for an amount of 10,000,426 (not restated) which considering the number of shares outstanding at the date of such resolution, represented 15.64 pesos per share (not restated), subject to prior authorization of BCRA which has not yet informed its decision regarding the requested authorization for the dividends distribution mentioned in the previous paragraph. For further information see also note 34.

25.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The above- mentioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.4180% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12152 on April 14, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

26.	RESTRICTED ASSETS

As of March 31, 2021 and December 31, 2020, the following Bank’s assets are restricted:

Item	03/31/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	157,378	165,430
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021, securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	68,540	69,105
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	44,104	44,467
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV	35,381	37,191
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the contribution to the Guarantee Fund II in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended)	5,960	3,605
• Federal Government Treasury letters at discount in pesos maturity 01-29-2021, securing the transaction of MAE Futuro Garantizado CPC2		22,139
Subtotal debt securities at fair value through profit or loss and other debt securities	311,363	341,937

Other financial assets
• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV	110,339	116,626
• Sundry debtors – Other	4,898	12,943
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for differences on turnover tax	827	934
Subtotal Other financial assets	116,064	130,503

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	260,000	293,678
Subtotal loans and other financing	260,000	293,678

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Item (contd.)	03/31/2021	12/31/2020
Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	11,952,491	13,600,375
• Guarantee deposits related to credit and debit card transactions	1,525,894	1,488,572
• For securities forward contracts		785,868
• Other guarantee deposits	263,144	268,823
Subtotal Financial assets delivered as a guarantee	13,741,529	16,143,638

Other non-financial assets
• Real property related to a call option sold	244,150	244,453
Subtotal Other non-financial assets	244,150	244,453
Total	14,673,106	17,154,209

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	As of March 31, 2021 and December 31, 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

Moreover, on November 9, 2020 the Bank paid 14,847 for a call option which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR.

27.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

27.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Red Surcos and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono) and certificates of participation (Arfintech).

As of March 31, 2021 and December 31, 2020, debt securities and certificates of participation in financial trusts for investment purposes, total 293,770 and 642,658, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

27.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

As of March 31, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 6,641 and 7,501, respectively.

27.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of March 31, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 2,147,274 and 2,328,686, respectively.

27.4.	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2021 and December 31, 2020, considering the latest available accounting information as of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 10,724,216 and 10,488,994, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

28.	COMPLIANCE WITH CNV REGULATIONS

28.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

28.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Depositary company comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity as of March 31, 2021 stated in UVAs amounted to 2,364,220,759 and exceeds minimum amount required by this regulation for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum statutory guarantee account required of 710,175 UVAs, which the Bank paid-in with government securities as described in note 26 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

28.1.2 Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC , AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of such Company as of March 31, 2021 stated in UVAs amounted to 26,178,980 and exceeds the minimum amount required by this regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. Moreover, the agents “ACyD FCI” are required to have a minimum Shareholder’s equity up to 2,500,000.

28.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company as of March 31, 2021 stated in UVAs amounted to 7,853,459 and exceeds the minimum amount required by this regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

28.1.4 Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Additionally, the shareholders’ equity of such Company as of March 31, 2021 and December 31, 2020 stated in UVAs amounted to 1,134,380 and exceeds the minimum amount required by General resolution No. 795 established in 950,000 UVAs. The minimum statutory guarantee account requires a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. The CNV through General resolution No. 825, decided that the 50% of the amounts required as of March 31, 2021 and December 31, 2020, shall be credited and the Shareholders’ equity may not be less than 6,000.

28.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2017 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2017, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

28.3 As depositary of mutual funds

As of March 31, 2021 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Pionero Acciones	9,645,120	303,407
Pionero Ahorro Dólares	3,640,369	313,207
Pionero Argentina Bicentenario	376,227,891	964,614
Pionero Capital	1,193,660,878	1,223,629
Pionero Empresas FCI Abierto Pymes	252,686,616	1,514,960
Pionero FF	59,199,679	1,021,758
Pionero Gestión	1,027,842,662	1,194,454
Pionero Pesos	655,575,317	6,197,690
Pionero Pesos Plus	6,716,488,653	38,136,132
Pionero Renta	70,181,934	3,885,929
Pionero Renta Ahorro	128,028,796	2,686,972
Pionero Renta Ahorro Plus	739,747,979	3,469,403
Pionero Renta Estratégico	725,686,467	2,206,371
Pionero Renta Fija Dólares	2,734,359	180,614
Pionero Renta Mixta I	17,087,131	78,050
Argenfunds Abierto Pymes	2,890,923,725	6,295,624
Argenfunds Ahorro Pesos	183,080,826	1,853,237
Argenfunds Liquidez	5,439,870,581	9,444,144
Argenfunds Renta Argentina	7,985,175	29,027
Argenfunds Renta Balanceada	343,539,636	1,571,269
Argenfunds Renta Capital	22,444,352	2,113,479
Argenfunds Renta Crecimiento	24,608,202	2,144,361
Argenfunds Renta Dinámica	8,522	4
Argenfunds Renta Fija	167,604,258	2,654,569
Argenfunds Renta Flexible	1,143,775,354	3,958,743
Argenfunds Renta Global	8,983,257	35,401
Argenfunds Renta Mixta	192,540	16
Argenfunds Renta Mixta Plus	353,432	25,971
Argenfunds Renta Pesos	113,268,246	806,900

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Funds (contd.)	Number of shares	Equity
Argenfunds Renta Total	833,924,833	916,535
Argenfunds Renta Variable	276,458,840	4,892
Argenfunds Retorno Absoluto	567,057,771	1,171,413

29.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2021 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	75,836,106

Other debt securities
Liquidity letters of Central Bank of Argentina computable for the minimum cash requirements	51,391,514
Government securities computable for the minimum cash requirements	19,544,240

Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	11,952,491
Total	158,724,351

30.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

Next follows a description of the situation of Banco Macro SA as of March 31, 2021:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016. Penalty amount: 30,608.

Reason: control observations over subsidiaries.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the BCRA. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020 – notified on 02/22/2021, the BCRA filed Resolution No. 132/20 which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish).

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: observations on the purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718.

Penalty imposed on: Banco Macro SA and those in charge of anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Status: the UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. After successive remedies filed by the Bank, part of the fines were dismissed in relation to statute-barred periods, and the decision became final on 06/25/2019; therefore, the case file will be submitted to the UIF to readjust fines to the open period. As of the date, is pending that UIF readjust the fines related to transactions performed during the period beginning on 3/5/2007 and since 4/17/2007 to 8/22/2007 according to Courtroom III resolution of CNACAF dated 10/31/2016.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330.

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individual responsibles filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. The term to file the federal extraordinary appeal against such resolution is already running. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. Against such resolution, on 10/03/2019 the Bank filed an appeal to Argentine Supreme Court (CSJN, for its acronym in Spanish), which is pending resolution from CSJN.

Although the above described penalties do not involve material amounts, as of the date of issuance of these condensed consolidated interim financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 718 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of CNV, filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with de provisions of section 59, Law 19550, and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as custody agent of collective investment products of mutual funds, regular directors and regular members of the Statutory Audit Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Status: On May 22, 2019, the CNV (Argentine Securities Commission) issued Resolution No. 80/2019, whereby a warning penalty was imposed on the persons subject to the summary proceedings (except for Delfín J. E. Carballo and Federico Pastrana, as to whom the lack of capacity to be sued was sustained). On 6/7/2019, the Bank, its directors and statutory auditors filed a direct remedy requesting the abrogation of the penalty. The file was submitted to the CNACAF Courtroom II, which issued the resolution for the commencement of proceedings on 19/09/2019. The CNV has answered the served of the direct appeals filed by the Bank and Argenfunds. On 02/12/2021 the file moved to analyze in order to issue a final decision.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to responsibles. Against such resolution, the Bank, its Board of Directors and its Statutory audits filed a direct appeal on 06/12/2019, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom V of CNACAF that received the proceedings on 06/21/2019. The direct appeal filed was notified to UIF on 12/3/2019. On 02/19/2020, the UIF answered the mentioned served and after that the file was passed to the Public Attorney. On 07/29/2020, the case file returned from the Public Prosecutor's Office to be analyzed by the court in order to issue a decision. On 05/11/2021, the Courtroom V of the CNACAF issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by BCRA. On 06/15/2018, the responsibles filed their defenses. On 7/2/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. The proceedings were opened to the production of evidence and closing of the evidence stage; on September 2018 the defendants lodged their memorial. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other responsibles. On 01/26/2021 through BCRA account, the fine was paid for an amount of 60. On 03/02/2021, against such resolution a direct appeal to CNACAF was deducted. The proceeding will be decided at Room IV of such jurisdiction.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Status: On 10/02/2019, Banco Macro SA and the individual responsables were passed of the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. To date, the plea filed in relation to the statute of limitations has not been resolved yet, and no initial notification has been issued yet. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to Covid-19 pandemic (DNU 297/2020), until 11/29/2020, included. On 11/30/2020, terms were resumed (DNU 876/2020).

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

31.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these condensed consolidated interim financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 03/31/2021	03/31/2021	12/31/2020
Subordinated Resettable – Class A	USD 400,000,000	(a.1)	USD 400,000,000	38,149,077	38,743,184
Non-subordinated – Class B	Ps. 4,620,570,000	(a.2)	Ps. 2,889,191,000	2,534,934	2,745,686
Non-subordinated – Class C	Ps. 3,207,500,000	(a.3)	Ps. 2,413,000,000	2,519,258	2,819,393
Total				43,203,269	44,308,263

a.1) On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

a.2) On May 8, 2017, under the Global Program mentioned on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 and October 16, 2019 the Board of Directors decided to pay off these corporate bonds for a face value of pesos 1,229,518,000 and pesos 501,861,000, respectively, equivalent to the amount of purchases made as those dates.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

As of the date of issuance of these condensed consolidated interim financial statements the Bank made purchases of this issuance for a face value of pesos 511,495,000, with a remaining outstanding face value of pesos 2,377,696,000.

a.3) On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 750,500,000 and pesos 44,000,000, respectively.

On April 9, 2021, the Bank cancelled the total principal and interest for a face value of 2,413,000,000.

The Shareholder´s Meeting held on April 27, 2018, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time. During the meeting held on April 10, 2019 the Board of Directors decided to use the maximum amount of the Global Program for the Issuance of Corporate Bonds approved on April 27, 2018, i.e., U$S 1,000,000,000 (one billon US dollars) or an equal amount in other currencies or value units, for the issuance of Corporate Bonds under CNV frequent issuers system.

32.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of March 31, 2021 and December 31, 2020:

Item	03/31/2021	12/31/2020
Custody of government and private securities and other assets held by third parties	222,415,096	208,316,732
Preferred and other collaterals received from customers (1)	85,018,370	95,416,854
Outstanding checks not yet paid	8,348,037	8,512,312
Checks already deposited and pending clearance	4,769,399	4,313,524

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

33.	TAX AND OTHER CLAIMS

33.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio turnover tax assessments in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

33.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose, all of them currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008. Regarding the actions mentioned in a) and b), on February 1, 2021, an agreement was reached and filed for court-approval effects. On such agreement, the Bank assumed to reimburse to its clients and former clients under the agreement, the 75% (seventy five percent) of the difference between the premium collected for life insurance over the debt balance of several products, and the amount that results for applying 2.45 per thousand on the assured amounts for the period between May 2, 2004, and July 31, 2011, both included, plus interest at the current rate of Banco de la Nación Argentina until the final approval of the agreement. On March 16, 2021, the agreement was approved by the Court. On April 8, 2021, the Bank completed the first stage of the approved agreement, while the rest of it will be fulfilled during the next 8 months.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Furthermore, in other case the Bank was challenged for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It was styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the CABA, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware of that the Court of Appeals approved related actions against other two banks, an agreement was reached and filed for court-approval effects on 11/03/2020. On such agreement, the Bank compromised to reimburse to credit card users for the period from August 2007 to December 2014, the amounts collected over the abovementioned concepts plus VAT over such commissions and interest calculated at the average current rate for Documents transactions in force at the Banco de la Nación Argentina. On August 26, 2020, the agreement was approved by the judge. On October 28, 2020, the first stage of the agreement was fulfilled while the second stage will be fulfilled in the next 12 months.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

34.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, as established by BCRA Communiqué “A” 6768, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions assesses the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”), the reduction of the lower loss allowances and a higher computable equity (RPC, for its acronym in Spanish) as a consequence of the application of Communiqué “A” 6946 section 2, as amended, for payroll financing to microenterprises and the restatement of financial statements according to Communiqué “A” 6651 in accordance with accounting standards established by Communiqué “A” 6847 and the guidelines to apply the restatement procedures established by Communiqué “A” 6849.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which was created a special reserve, and its balance as of March 31, 2021 was 8,221,884 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

In addition, through Communiqué “A” 7181, the BCRA established the suspension of earning distribution of financial entities up to June 30, 2021.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned the General regular Shareholders’ Meeting held on April 30, 2020, approved cash dividends distribution (the Dividend) for 12,788,268 (not restated), that represents 20 pesos per action (not restated) at the General regular Shareholders date, and delegated into the Board of Directors to establish the effective date that the cash dividends will be available to the shareholders, according to their holdings. The abovementioned cash dividends distribution is pending resolution for the BCRA, considering, in addition, what was established by Communiqué “A” 7181 abovementioned.

On October 21, 2020, the Extraordinary Shareholders Meeting was celebrated and it resolved to approve a supplementary cash dividend (the Supplementary Dividend) in order to increase the dividend amount decided by General regular Shareholders’ Meeting held on April 30, 2020. The Supplementary Dividend will be calculated by multiplying the dividend by the coefficient obtained after dividing the most recent CPI published by INDEC and informed by such entity to the date on which BCRA issues its authorization for the payment of the Dividend and the Supplementary Dividend, by the CPI for the month of April 2020. The difference arising between the amounts obtained after the above described calculation and the Dividend shall determine the amount of the Supplementary Dividend. The aggregate amount to be distributed as Supplementary Dividend may not exceed the amount of 3,791,722 (not restated), which will be derecognized from the voluntary reserve for future distributions of earnings.

In addition, the Shareholders’ Meeting held on April 30, 2021, after decided what is explained in the following paragraph, resolved to distribute cash dividends or dividends in kind, in this case measured at market value, or any combination of both alternatives (the Dividend) for an amount of 10,000,426 (not restated) which represents 15.64 pesos per share (not restated) at the date of the Shareholders’ Meeting and it was delegated to the Board of Directors the powers to determine when such dividends shall be made available to the shareholders in proportion to their respective shareholdings. The dividends distribution is pending authorization by the BCRA, considering also what was established by Communiqué “A” 7181 abovementioned.

Taking into account that at the end of the fiscal year ended December 31, 2020, the Bank had negative unappropriated retained earnings for 50,602,847 (figure stated in terms of purchasing power as of December 31, 2020), and personal property tax on business corporation for 311,944, the abovementioned Shareholders’ Meeting, decided to apply them as follows (figures stated in terms of purchasing power as of December 31, 2020):

a)	30,268,993 to the net income for the fiscal year 2020;

b)	442 to the voluntary reserve; and

c)	20,645,356 to the voluntary reserve for future distributions of earnings.

35.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, Banco Macro SA is governed by the Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in note 41 to the consolidated financial statements as of December 31, 2020, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of March 2021, together with the integration thereof (computable equity) as of the end of such month:

Description	03/31/2021
Minimum capital requirements	43,518,619
Computable equity	200,963,545
Capital surplus	157,444,926

36.	ADDITIONAL INFORMATION

The table below shows the amounts corresponding to the detail of Government and private debt securities as of March 31, 2021 and December 31, 2020.

Description	03/31/2021	12/31/2020
Debt securities at fair value through profit or loss
Government securities	38,214,378	61,676,835
Private securities	166,799	427,471
Total debt securities at fair value through profit or loss	38,381,177	62,104,306

Other debt securities
At fair value through OCI
Central Bank internal bills	121,861,491	145,342,995
Government securities	58,962,659	50,590,047
Government securities – Foreign	2,664,505	5,128,982
Total at fair value through OCI	183,488,655	201,062,024

At amortized cost
Government securities	28,754,864	34,549,170
Private securities	364,978	599,429
Total at amortized cost	29,119,842	35,148,599
Total other debt securities	212,608,497	236,210,623

Equity instruments
At fair value through profit or loss	2,056,466	1,878,426
Total equity instruments	2,056,466	1,878,426

37.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, in a political context of federal general elections which gave rise to a change in the federal authorities, a significant volatile period began for the market values of government and private financial instrument and a process of rescheduling maturities and swaps of certain government debt instruments started. In addition, material increases were observed in the country risk and in the exchange rate between the Argentinian peso and US dollar.

During 2020, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and were also established material restrictions to the exchange market access.

At the same time, the government’s debt restructuring process continued under domestic and foreign legislation which includes the undergoing negotiation with the International Monetary Funds.

Particularly, regarding to the price of Us dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 55% as of the date of issuance of these condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

Although, at the end of issuance of these condensed consolidated interim financial statements certain volatility levels abovementioned have been decreased, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, and also considering the effect mentioned in note 38, mainly related to the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future financial statements.

38.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the "social, preventive and compulsory isolation" which, after several extends and amendments, which as of the date of issuance of these condensed consolidated interim financial statements, is still effective in some urban agglomerations and some communes of the Argentinian provinces, while in other cities it was making flexible into “social, preventive and compulsory distancing”.

Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the financial institutions, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, as explained in note 34, the distribution of dividends of the finance institutions was suspended until June 30, 2021.

In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, by the custodians and capital market agents registered with the CNV was admitted.

In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank's website.

The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and a good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them.

Considering the size of the abovementioned situation, the Bank's Management estimates that this situation could have an impact on its operations and the financial situation and the profit or loss of the Bank, which are under analysis, and will ultimately depend on the extent and duration of the health emergency and the success of the measures taken and taken in the future.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless otherwise expressly stated)

39.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed consolidated interim financial statements.

40.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	03/31/2021	12/31/2020
COMMERCIAL
In normal situation	72,257,898	82,191,388
With senior “A” collateral and counter-collateral	4,002,157	3,830,967
With senior “B” collateral and counter-collateral	10,237,921	10,957,526
Without senior collateral or counter-collateral	58,017,820	67,402,895

Subject to special monitoring	2,897,091	3,386,041
In observation
With senior “A” collateral and counter-collateral	164	382
With senior “B” collateral and counter-collateral	2,114,058	2,406,161
Without senior collateral or counter-collateral	782,869	689,107
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral		153,707
Without senior collateral or counter-collateral		136,684

Troubled	88,254	93,133
Without senior collateral or counter-collateral	88,254	93,133

With high risk of insolvency	98,355	96,192
With senior “B” collateral and counter-collateral	84,562	88,372
Without senior collateral or counter-collateral	13,793	7,820

Irrecoverable	570,475	589,464
With senior “A” collateral and counter-collateral	58,046	59,976
With senior “B” collateral and counter-collateral	464,635	480,100
Without senior collateral or counter-collateral	47,794	49,388

Subtotal Commercial	75,912,073	86,356,218

Jorge Pablo Brito

Vice Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	03/31/2021	12/31/2020
CONSUMER AND MORTGAGE
Performing	199,366,935	217,386,320
With senior “A” collateral and counter-collateral	17,256,579	22,118,890
With senior “B” collateral and counter-collateral	16,554,639	18,483,095
Without senior collateral or counter-collateral	165,555,717	176,784,335
Low risk	528,925	84,023
With senior “A” collateral and counter-collateral	84,016	5,653
With senior “B” collateral and counter-collateral	11,083	62
Without senior collateral or counter-collateral	433,826	78,308
Low risk - in special treatment	8,834	11,903
Without senior collateral or counter-collateral	8,834	11,903
Medium risk	685,769	242,538
With senior “A” collateral and counter-collateral	39,979	5,127
With senior “B” collateral and counter-collateral	25,684	33,914
Without senior collateral or counter-collateral	620,106	203,497
High risk	240,819	422,773
With senior “A” collateral and counter-collateral	22,177	23,649
With senior “B” collateral and counter-collateral	38,097	53,469
Without senior collateral or counter-collateral	180,545	345,655
Irrecuperable	868,256	926,221
With senior “A” collateral and counter-collateral	10,273	12,683
With senior “B” collateral and counter-collateral	244,854	270,872
Without senior collateral or counter-collateral	613,129	642,666
Subtotal consumer and mortgage	201,699,538	219,073,778
Total	277,611,611	305,429,996

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim statement of financial position is listed below:

	03/31/2021	12/31/2020
Loans and other financing	265,030,865	290,658,051
+ Allowances for loans and other financing	9,863,363	11,320,829
+ Adjustment amortized cost and fair value	136,826	152,577
+ Debt securities of financial trust - Measured at amortized cost	151,698	188,283
+ Corporate bonds	214,048	412,663
- Interest and other accrued items receivable from financial assets with impaired credit value	(53,584)	(65,855)
Guarantees provided and contingent liabilities	2,268,395	2,763,448
Total computable ítems	277,611,611	305,429,996

Jorge Pablo Brito

Vice Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	03/31/2021		12/31/2020
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	26,779,102	9.65	34,117,009	11.17
50 next largest customers	26,235,589	9.45	26,554,588	8.69
100 next largest customers	14,158,125	5.10	15,425,880	5.05
Other customers	210,438,795	75.80	229,332,519	75.09

Total (1)	277,611,611	100.00	305,429,996	100.00

(1) See reconciliation in Exhibit B

Jorge Pablo Brito

Vice Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF MARCH 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		407,493	522,373	687,460	1,167,750	2,194,034		4,979,110
Financial sector		1,302,900	347,989	334,136	1,005,147	3,597		2,993,769
Non-financial private sector and foreign residents
	1,451,659	93,015,337	38,082,712	42,759,734	42,333,831	53,221,826	88,078,630	358,943,729

Total	1,451,659	94,725,730	38,953,074	43,781,330	44,506,728	55,419,457	88,078,630	366,916,608

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		271,158	801,727	815,660	1,471,439	2,530,383	536,735	6,427,102
Financial sector		82,641	413,529	612,756	379,785	1,135,981		2,624,692
Non-financial private sector and foreign residents	1,479,289	106,814,963	34,736,423	47,376,579	55,922,986	53,163,978	86,512,816	386,007,034

Total	1,479,289	107,168,762	35,951,679	48,804,995	57,774,210	56,830,342	87,049,551	395,058,828

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito

Vice Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	Original								Residual
	value at	Total life			Depreciation for the period				value at the
	beginning of	estimated in					For the		end of the
Item	fiscal year	years	Increases	Decrease	Accumulated	Decrease	period	At the end	period
Cost
Real property	34,422,211	50	15,640		2,818,978		177,205	2,996,183	31,441,668
Furniture and facilities	4,507,596	10	21,378		2,039,030		105,039	2,144,069	2,384,905
Machinery and equipment	6,203,535	5	78,644	80	3,903,511	80	244,097	4,147,528	2,134,571
Vehicles	967,002	5	12,224	35,586	792,102	30,454	20,164	781,812	161,828
Other	3,044				3,015		4	3,019	25
Work in progress	947,130		479,055						1,426,185
Right of use real property	2,344,997	5	136,064	434	1,018,111		145,258	1,163,368	1,317,258
Total property, plant and equipment (1)	49,395,515		743,005	36,100	10,574,747	30,534	691,767	11,235,979	38,866,440

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	Original								Residual
	value at	Total life			Depreciation for the fiscal year				value at the
	beginning of	estimated in					For the		end of the
Item	fiscal year	years	Increases	Decreases	Accumulated	Decrease	fiscal year	At the end	fiscal year
Cost
Real property	33,684,778	50	765,928	28,495	2,134,810	13,662	697,830	2,818,978	31,603,233
Furniture and facilities	4,159,888	10	348,591	883	1,621,036	30	418,024	2,039,030	2,468,566
Machinery and equipment	5,491,469	5	712,186	120	2,919,019	51	984,543	3,903,511	2,300,024
Vehicles	946,518	5	91,426	70,942	773,052	65,879	84,929	792,102	174,900
Other	3,012		32		2,991		24	3,015	29
Work in progress	1,343,254		525,373	921,497					947,130
Right of use real property	1,881,003	5	596,955	132,961	465,764	37,792	589,592	1,017,564	1,327,433
Total property, plant and equipment	47,509,922		3,040,491	1,154,898	7,916,672	117,414	2,774,942	10,574,200	38,821,315

(1) During the fiscal year 2021, this item observed transfers from property, plant and equipment and/or intangible assets.

Jorge Pablo Brito

Vice Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF MARCH 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	Original Value at	Useful life			Depreciation for the period				Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the period	At the end	end of the period
Cost
Rented properties	248,744	50	1		40,838		695	41,533	207,212
Other investment properties	956,578	50			57,347		3,760	61,107	895,471
Total investment property	1,205,322		1		98,185		4,455	102,640	1,102,683

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	Original Value at	Useful life			Depreciation for the fiscal year				Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Rented properties	248,743	50	1		38,058		2,780	40,838	207,906
Other investment properties	947,656	50	79,294	70,372	43,863	9	13,493	57,347	899,231
Total investment property (1)	1,196,399		79,295	70,372	81,921	9	16,273	98,185	1,107,137

(1) During the fiscal year 2020, this item observed transfers to and from property, plant and equipment.

Jorge Pablo Brito

Vice Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF MARCH 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	Original Value at beginning	Useful life			Depreciation for the period				Residual value at
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the period	At the end	the end of the period
Cost
Licenses	3,105,622	5	325,684	12,016	1,611,066	547	171,708	1,782,227	1,637,063
Other intangible assets	9,747,613	5	329,979		5,476,985		420,001	5,896,986	4,180,606
Total intangible assets (1)	12,853,235		655,663	12,016	7,088,051	547	591,709	7,679,213	5,817,669

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	Original Value at beginning	Useful life			Depreciation for the fiscal year				Residual value at the end of the
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	fiscal year
Cost
Licenses	2,512,933	5	592,689		1,030,106	1	580,961	1,611,066	1,494,556
Other intangible assets	7,841,851	5	1,907,108	1,346	3,877,881	1,345	1,600,449	5,476,985	4,270,628
Total intangible assets	10,354,784		2,499,797	1,346	4,907,987	1,346	2,181,410	7,088,051	5,765,184

(1) During the fiscal year 2021, this item was transferred from Property, Plant and equipment.

Jorge Pablo Brito

Vice Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	03/31/2021		12/31/2020
	Outstanding	% of total	Outstanding	% of total
Number of customers	balance	portfolio	balance	portfolio
10 largest customers	51,479,225	11.26	105,724,447	19.15
50 next largest customers	32,726,948	7.16	52,053,026	9.43
100 next largest customers	20,196,619	4.42	23,609,291	4.28
Other customers	352,884,205	77.16	370,660,923	67.14
Total	457,286,997	100.00	552,047,687	100.00

Jorge Pablo Brito

Vice Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF MARCH 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	412,161,028	43,815,883	4,526,068	818,688	17,047	2,394	461,341,108

From the non-financial government sector	51,637,859	3,680,623	483,163	2,544			55,804,189
From the financial sector	693,670						693,670
From the non-financial private sector and foreign residents	359,829,499	40,135,260	4,042,905	816,144	17,047	2,394	404,843,249

Derivative instruments	6						6

Other Financial Liabilities	48,426,741	150,377	251,419	219,012	298,569	538,412	49,884,530

Financing received from the Central Bank of Argentina and other financial institutions	821,714	217,762	59,990	42,456	25,392	2,169	1,169,483

Issued corporate bonds	2,541,842	208,048		208,048	2,585,744		5,543,682

Subordinated corporate bonds		1,241,797		1,241,798	2,731,219	47,718,876	52,933,690

Total	463,951,331	45,633,867	4,837,477	2,530,002	5,657,971	48,261,851	570,872,499

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Jorge Pablo Brito

Vice Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	496,879,864	50,882,679	6,304,712	3,417,297	39,316	2,470	557,526,338
From the non-financial government sector	76,664,882	6,279,024	1,018,806	2,404			83,965,116
From the financial sector	786,621						786,621
From the non-financial private sector and foreign residents	419,428,361	44,603,655	5,285,906	3,414,893	39,316	2,470	472,774,601

Derivative instruments	47	213					260

Repo transactions	700,748						700,748

Other financial institutions	700,748						700,748

Other Financial Liabilities	54,077,805	150,989	142,144	358,286	298,862	580,978	55,609,064

Financing received from the Central Bank of Argentina and other financial institutions	473,771	225,308	230,508	91,156	45,286	6,465	1,072,494

Issued corporate bonds	236,462		3,119,871	234,996	2,920,674		6,512,003

Subordinated corporate bonds			1,283,097	1,283,098	2,822,053	49,305,910	54,694,158

Total	552,368,697	51,259,189	11,080,332	5,384,833	6,126,191	49,895,823	676,115,065

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Jorge Pablo Brito

Vice Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF MARCH 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated for
Item	fiscal year	Increases	Reversals	Charge off	provisions	03/31/2021
Provisions for eventual commitments	19,435	2,798			(2,339)	19,894
For Administrative, disciplinary and criminal penalties	811	30,673		30,673	(93)	718
Other	1,453,251	395,730		308,683	(169,204)	1,371,094
Total Provisions	1,473,497	429,201		339,356	(171,636)	1,391,706

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated for
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2020
Provisions for eventual commitments	26,560	8,892		9,060	(6,957)	19,435
For Administrative, disciplinary and criminal penalties	1,104				(293)	811
Other	2,238,231	1,267,345	9	1,424,458	(627,858)	1,453,251
Total Provisions	2,265,895	1,276,237	9	1,433,518	(635,108)	1,473,497

Jorge Pablo Brito

Vice Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31,  2021, except that indicated otherwise)

	03/31/2021					12/31/2020
	Total parent company and local	Total per currency
Items	branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	117,240,237	116,631,099	427,406	19,501	162,231	119,414,470
Debt securities at fair value through profit or loss	38,091	38,091				6,729
Other financial assets	5,651,375	5,651,375				5,621,935
Loans and other financing	24,452,975	24,428,382	24,593			26,307,700
Other financial institutions	23,556	23,556				23,980
From the non-financial private sector and foreign residents	24,429,419	24,404,826	24,593			26,283,720
Other debt Securities	3,936,177	3,936,177				6,653,268
Financial assets delivered as guarantee	1,806,277	1,799,798	6,479			2,058,428
Equity Instruments at fair value through profit or loss	12,240	12,240				13,133
TOTAL ASSETS	153,137,372	152,497,162	458,478	19,501	162,231	160,075,663

LIABILITIES
Deposits	82,879,949	82,879,886	63			87,087,087
Non-financial government sector	4,089,201	4,089,201				4,742,307
Financial sector	633,643	633,643				648,228
Non-financial private sector and foreign residents	78,157,105	78,157,042	63			81,696,552
Other financial liabilities	18,455,399	18,299,093	136,055		20,251	20,838,793
Financing from Central Bank and other financial Institutions	603,877	579,224	24,653			530,442
Subordinated corporate bonds	38,149,077	38,149,077				38,743,184
Other non-financial liabilities	25,974	25,974				22,941
TOTAL LIABILITIES	140,114,276	139,933,254	160,771		20,251	147,222,447

Jorge Pablo Brito

Vice Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 03/31/2021	Quarter ended 03/31/2020
For measurement of financial assets at fair value through profit or loss
Gain from government securities	4,042,374	1,895,653
Gain from private securities	162,416	322,785
Gain from derivative financial instruments
Forward transactions		51,369
Loss from other financial assets	(11,981)	(7,933)
Gain from equity instruments at fair value through profit or loss	398,378	128,960
Loss from sales or decreases of financial assets at fair value (*)	(29,668)	(43,070)
TOTAL	4,561,519	2,347,764

(*) Net amounts of reclassifications of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	Net financial Income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 03/31/2021	Quarter ended 03/31/2020
Interest income
for cash and bank deposits	2,628	86,903
for government securities	2,374,545	2,429,310
for debt securities	103,184	832,892
for loans and other financing
Non-financial public sector	461,654	1,207,566
Financial sector	168,024	359,321
Non-financial private sector
Overdrafts	1,696,782	5,379,407
Documents	1,383,928	1,815,777
Mortgage loans	3,053,831	2,563,720
Pledge loans	110,646	151,998
Personal loans	9,246,202	9,498,057
Credit cards	2,714,706	3,902,785
Financial leases	21,832	32,041
Other	3,475,204	2,842,509
for repo transactions
Central Bank of Argentina	2,077,895	459,345
Other financial institutions	14,424	59,659
TOTAL	26,905,485	31,621,290
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(726,618)	(171,642)
Saving accounts	(230,686)	(207,853)
Time deposits and investments accounts	(19,188,851)	(12,111,607)
for Financing received from Central Bank of Argentina and other financial institutions	(43,579)	(31,506)
for repo transactions
Other financial institutions	(54,518)	(93,574)
for other financial liabilities	(5,369)	(30,012)
Issued corporate bonds	(352,310)	(406,325)
for subordinated corporate bonds	(664,481)	(653,737)
TOTAL	(21,266,412)	(13,706,256)

Jorge Pablo Brito
Vice Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Income for the period	Other comprehensive income	Income for the period	Other comprehensive income
	Quarter ended 03/31/2021	Quarter ended 03/31/2021	Quarter ended 03/31/2020	Quarter ended 03/31/2020
From debt government securities	18,190,014	317,195	12,471,272	(1,867,251)
Total	18,190,014	317,195	12,471,272	(1,867,251)

	Income for the period
Commissions income	Quarter ended 03/31/2021	Quarter ended 03/31/2020
Commissions related to obligations	3,494,542	3,760,508
Commissions related to credits	22,377	22,624
Commissions related to loans commitments and financial guarantees	193	188
Commissions related to securities value	128,892	121,055
Commissions for credit cards	2,293,002	2,474,502
Commissions for insurances	431,032	440,233
Commissions related to trading and foreign exchange transactions	158,345	124,218
Total	6,528,383	6,943,328

	Loss for the period
Commissions expenses	Quarter ended 03/31/2021	Quarter ended 03/31/2020
Commissions related to trading and foreign exchange transactions	(11,736)	(29,914)
Commissions paid ATM exchange	(414,012)	(376,958)
Checkbooks commissions and compensating cameras	(108,679)	(117,882)
Commissions credit cards and foreign trade	(65,500)	(97,543)
Total	(599,927)	(622,297)

Jorge Pablo Brito
Vice Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	03/31/2021
Other financial assets	21,380	905			(2,489)	19,796
Loans and other financing	11,320,829	(877,581)	492,573	218,853	(1,291,311)	9,863,363
Other financial institutions	18,764	(1,164)			(2,104)	15,496
To the non-financial private sector and foreign residents
Overdrafts	774,557	(37,135)	219,618	(481,586)	(76,387)	399,067
Documents	603,868	(63,407)	(12,926)	(3,302)	(65,935)	458,298
Mortgage loans	850,479	(4,288)	59,319	3,119	(99,948)	808,681
Pledge loans	151,747	(6,089)	7,038	5,606	(17,675)	140,627
Personal loans	3,214,345	65,067	177,110	254,291	(389,246)	3,321,567
Credit cards	3,827,827	(507,234)	9,000	386,587	(434,316)	3,281,864
Financial leases	11,351	52	117	(1,899)	(1,231)	8,390
Other	1,867,891	(323,383)	33,297	56,037	(204,469)	1,429,373
Eventual commitments	19,435	3,165	(361)		(2,345)	19,894
Other debt securities	1,517	(600)			(149)	768
TOTAL OF ALLOWANCES	11,363,161	(874,111)	492,212	218,853	(1,296,294)	9,903,821

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2020
Other financial assets	15,849	12,784			(7,253)	21,380
Loans and other financing	7,795,959	4,751,788	2,274,529	(539,226)	(2,962,221)	11,320,829
Other financial institutions	42,439	(14,743)			(8,932)	18,764
To the non-financial private sector and foreign residents
Overdrafts	1,186,761	15,358	1,425	(24,293)	(404,694)	774,557
Documents	564,805	156,645	95,270	(34,991)	(177,861)	603,868
Mortgage loans	589,024	118,594	341,121	4,437	(202,697)	850,479
Pledge loans	198,448	27,802	8,104	(19,483)	(63,124)	151,747
Personal loans	2,825,426	1,032,375	564,190	(265,523)	(942,123)	3,214,345
Credit cards	1,219,523	2,444,591	908,226	(83,050)	(661,463)	3,827,827
Financial leases	8,229	(2,197)	(891)	8,729	(2,519)	11,351
Other	1,161,304	973,363	357,084	(125,052)	(498,808)	1,867,891
Eventual commitments	26,560	6,006	(6,145)	394	(7,380)	19,435
Other debts securities	2,979	299			(1,761)	1,517
TOTAL OF ALLOWANCES	7,841,347	4,770,877	2,268,384	(538,832)	(2,978,615)	11,363,161

Jorge Pablo Brito
Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	Exhibits	03/31/2021	12/31/2020
ASSETS
Cash and Deposits in Banks	6		136,034,911	129,328,037
Cash			23,649,278	28,714,605
Central Bank of Argentina			75,836,106	56,470,730
Other Local and Foreign Entities			36,543,774	44,136,758
Other			5,753	5,944
Debt Securities at fair value through profit or loss	6	A	37,152,391	60,075,788
Derivative Financial Instruments	6			8,169
Repo transactions	6		12,889,942	45,394,755
Other financial assets	5, 6 and 8	R	15,272,112	18,436,481
Loans and other financing	5 and 6	B, C, D and R	264,880,785	290,734,113
Non-financial Public Sector			3,289,730	4,083,029
Other Financial Entities			2,662,581	2,058,729
Non-financial Private Sector and Foreign Residents			258,928,474	284,592,355
Other Debt Securities	5 y 6	A and R	209,538,002	230,577,703
Financial Assets delivered as guarantee	6 and 25		13,647,125	16,051,734
Equity Instruments at fair value through profit or loss	6 and 10	A	2,056,325	1,878,283
Investment in subsidiaries, associates and joint arrangements	7		5,262,536	5,341,235
Property, plant and equipment		F	38,839,504	38,790,574
Intangible Assets		G	5,815,821	5,763,209
Other Non-financial Assets	8		2,275,876	2,230,399
Non-current assets held for sale			2,479,079	2,496,987
TOTAL ASSETS			746,144,409	847,107,467

Jorge Pablo Brito
Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	Exhibits	03/31/2021	12/31/2020
LIABILITIES
Deposits	6	H and I	453,766,472	547,935,484
Non-financial Public Sector			55,361,116	83,094,302
Financial Sector			693,670	786,621
Non-financial Private Sector and Foreign Residents			397,711,686	464,054,561
Derivative Financial Instruments	6	I	6	260
Repo Transactions	6	I		698,695
Other Financial Liabilities	6 and 12	I	34,062,148	37,534,304
Financing received from the Central Bank of Argentina and other financial entities	6	I	1,148,993	1,037,900
Issued Corporate Bonds	6 and 30	I	5,054,192	5,565,079
Current Income Tax Liabilities	0		4,574,963	5,634,911
Subordinated Corporate Bonds	6 and 30	I	38,149,077	38,743,184
Provisions	11	J and R	1,391,706	1,473,497
Deferred Income Tax Liabilities			8,095,367	7,106,143
Other Non-financial Liabilities	12		29,866,728	34,118,520
TOTAL LIABILITIES			576,109,652	679,847,977
SHAREHOLDERS’ EQUITY
Capital Stock	23	K	639,413	639,413
Non capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			58,523,016	58,523,016
Earnings Reserved			124,040,951	124,040,951
Unappropriated Retained Earnings			(29,642,958)	(57,157,399)
Other Comprehensive Income accumulated	3		1,857,190	1,269,287
Net Income for the period / fiscal year			2,187,364	27,514,441
TOTAL SHAREHOLDERS’ EQUITY			170,034,757	167,259,490
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			746,144,409	847,107,467

The notes 1 to 38 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Jorge Pablo Brito
Vice Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 03/31/2021	Quarter ended 03/31/2020
Interest income		Q	45,048,006	44,055,330
Interest expense		Q	(21,268,378)	(13,706,256)
Net Interest income			23,779,628	30,349,074
Commissions income	16	Q	6,442,846	6,854,272
Commissions expense		Q	(555,796)	(617,770)
Net Commissions income			5,887,050	6,236,502
Subtotal (Net Interest income + Net Commissions income)			29,666,678	36,585,576
Loss from measurement of financial instruments at fair value through profit or loss		Q	4,506,293	2,160,970
Profit from sold or derecognized assets at amortized cost			59,624	1,216,086
Differences in quoted prices of gold and foreign currency	17		1,145,728	727,337
Other operating income	18		1,352,486	1,421,976
Allowances for loan losses	5			(1,228,846)
Net Operating Income			36,730,809	40,883,099
Employee benefits	19		(7,134,517)	(6,610,040)
Administrative expenses	20		(3,364,725)	(3,760,969)
Depreciation and amortization of fixed assets		F and G	(1,281,450)	(1,185,833)
Other Operating Expenses	21		(6,312,348)	(6,144,228)
Operating Income			18,637,769	23,182,029
Income from subsidiaries, associates and joint arrangements			122,883	152,638
Loss on net monetary position			(14,323,468)	(8,169,766)
Income before tax on continuing operations			4,437,184	15,164,901
Income tax on continuing operations	15.b)		(2,249,820)	(5,560,560)
Net Income from continuing operations			2,187,364	9,604,341
Net Income for the period			2,187,364	9,604,341

Jorge Pablo Brito
Vice Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Quarter ended 03/31/2021	Quarter ended 03/31/2020
Net Profit attributable to Parent’s shareholders	2,187,364	9,604,341
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	2,187,364	9,604,341
Weighted average of outstanding common shares for the period	639,413	639,398
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	639,413	639,398
Basic earnings per share (in pesos)	3.4209	15.0209

Jorge Pablo Brito
Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 03/31/2021	Quarter ended 03/31/2020
Net Income for the period			2,187,364	9,604,341
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(96,699)	(10,115)
Foreign currency translation differences for the period			(96,699)	(10,115)
Profit or losses for financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a))			783,080	(720,221)
Profit or losses for the period for financial instruments at fair value through OCI		Q	415,776	(1,600,691)
Adjustment for reclassification of the period			638,514	571,353
Income tax	15.b)		(271,210)	309,117
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(98,478)	(267,003)
Losses for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(98,478)	(267,003)
Total Other Comprehensive Income / (Loss) that will be reclassified to profit or loss for the period			587,903	(997,339)
Total Other Comprehensive Income / (Loss)			587,903	(997,339)
Total Comprehensive Income			2,775,267	8,607,002

The notes 1 to 38 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Jorge Pablo Brito
Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Equity
Restated amount at the beginning of the fiscal year		639,413		12,429,781	58,523,016	1,022,571	246,716	36,247,343	87,793,608	(29,642,958)	167,259,490
Total comprehensive income for the period
- Net income for the period										2,187,364	2,187,364
- Other comprehensive income/ (loss) for the period						(96,999)	684,602				587,903
Amount at the end of the period		639,413		12,429,781	58,523,016	925,872	931,318	36,247,343	87,793,608	(27,455,594)	170,034,757

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413		12,429,781	58,523,016	887,181	(677,300)	23,699,388	60,763,027	4,979,523	161,244,029
Total comprehensive income for the period
- Net income for the period										9,604,341	9,604,341
- Other comprehensive income/ (loss) for the period						(10,115)	(987,224)				(997,339)
Amount at the end of the period		639,413		12,429,781	58,523,016	877,066	(1,664,524)	23,699,388	60,763,027	14,583,864	169,851,031

(1) Amount at the beginning of the fiscal year were adjusted in accordance with Communication “A” 7211. See also Note 3 to the condensed consolidated interim financial statements section “New standards adopted in the fiscal year”.

The notes 1 to 38 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Jorge Pablo Brito
Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	03/31/2021	03/31/2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		4,437,184	15,164,901
Adjustment for the total monetary effect of the period		14,323,468	8,169,766
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		1,281,450	1,185,833
Allowance for loan losses			1,228,846
Difference in quoted prices of foreign currency		(5,573,643)	(3,733,627)
Other adjustments		11,832,840	5,428,102
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit and loss		22,923,397	5,849,539
Derivative financial instruments		8,169	19,019
Repo transactions		32,504,813	1,088,411
Loans and other financing
Non-financial public sector		793,299	3,922,505
Other financial entities		(603,852)	2,117,365
Non-financial private sector and foreign residents		25,614,787	11,302,308
Other debt securities		(2,441,803)	(46,963,130)
Financial assets delivered as guarantee		2,404,609	2,147,688
Equity instruments at fair value through profit or loss		(178,042)	103,276
Other assets		3,193,655	(6,458,276)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(27,733,186)	11,953,679
Financial sector		(92,951)	(67,831)
Non-financial private sector and foreign residents		(66,342,875)	19,079,026
Derivative financial instruments		(254)	(953,457)
Repo transactions		(698,695)	(1,541,610)
Other liabilities		(5,500,601)	(5,855,364)
Payments for Income Tax		(1,647,382)	(2,202,584)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		8,504,478	20,984,385

Jorge Pablo Brito
Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Items	Notes	03/31/2021	03/31/2020
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(1,256,901)	(1,107,498)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(1,256,901)	(1,107,498)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Non subordinated corporate bonds		(228,334)	(512,443)
Central Bank of Argentina		(180)	(15,930)
Financing from local financial entities			(1,997,937)
Other payments related to financing activities		(138,434)	(195,168)
Proceeds:
Financing to local financial entities		152,488
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(214,460)	(2,721,478)

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		9,061,923	6,588,060
MONETARY EFFECT ON CASH AND CASH EQUIVALENTS (E)		(32,869,670)	(18,618,987)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		(16,774,630)	5,124,482
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	22	274,671,032	220,404,390
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	257,896,402	225,528,872

The notes 1 to 38 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Jorge Pablo Brito
Vice Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA, Macro Fondos SGFCISA and Argenpay SAU.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019.

On July 17, August 26, October 15, 2020 and March 4, 2021, the Bank made irrevocable capital contributions in advance of future share subscription to the company Play Digital SA, which were accepted for the Extraordinary Shareholder’s Meeting of that company. Additionally, on December 15, 2020, the Extraordinary Shareholder’s Meeting approved a capital stock increase. Thus, the Bank subscribed new shares on December 16, 2020. Moreover, on May 12, 2021, the Bank made a new irrevocable capital contribution in advance of future share subscription for an amount of 108,136 (see note 1 to the condensed consolidated interim financial statements).

On May 27, 2021, the Bank’s Board of Directors approved the issuance of these condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank with the provincial and municipalities governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim financial statements of the Bank were prepared in accordance with the accounting framework established by Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplementary. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that have affected the preparation of these condensed separate interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the effect of the full application of the mentioned standard.

b)	Additionally, the Bank received on March 12 and 22, 2021 and April 29, 2019 Memorandums from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 10. Considering such guidelines, the Bank adjusted the fair value previously determined. As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the difference over such fair value and the fair value calculated according to IFRS, which could be material.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7183. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the condensed consolidated interim financial statements presents further detailed descriptions of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim financial statements.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Shares in profits and losses of subsidiaries and associates are recognized under “Income / (loss) from associates and joint ventures” in the statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) for the period in other comprehensive income of associates and joint ventures accounted for using the participation method”, in the statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim financial statements, the same are in the process of being transcribed into the Books of Accounts of Banco Macro SA.

Reclassification of financial assets and liabilities – Changes in business model

During July and August 2020, the Bank’s management decided to update the objective related to holdings of Federal Government Treasury Bonds adjusted by CER 2.5% (maturity 07/22/2021) which at the closing date of these condensed separate interim financial statements they were in the Bank’s portfolio. For further information see note 3 section “Reclassification of financial assets and liabilities – Changes in business model” to the condensed consolidated interim financial statements.

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim financial statements.

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank. These transactions are detailed in note 4 to the condensed consolidated interim financial statements.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements as of December 31, 2020, already issued.

5.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

In note 5 to the condensed consolidated interim financial statements, are detailed the allowances recognized by the Bank under this concept.

In addition, in exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” are also disclosed the Expected Credit Losses (ECL) movements by portfolio and products.

6.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 6 to the condensed consolidated interim financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of March 31, 2021 and December 31, 2020:

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2021
	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	37,152,391	37,037,832		114,559
Other financial assets	30,050			30,050
Equity instruments at fair value through profit or loss	2,056,325	10,164		2,046,161

At fair value through OCI
Other debt securities	180,418,160	107,130,697	73,287,463

Total	219,656,926	144,178,693	73,287,463	2,190,770

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	6	6
Total	6	6

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2020
	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	60,075,788	59,648,324		427,464
Derivative financial instruments	8,169		8,169
Other financial assets	29,570			29,570
Equity instruments at fair value through profit or loss	1,878,283	10,988		1,867,295

At fair value through OCI
Other debt securities	195,429,104	124,734,508	70,694,596
Financial assets delivered as guarantee	785,868	785,868
Total	258,206,782	185,179,688	70,702,765	2,324,329

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	260	260
Total	260	260

Below is the reconciliation between the amounts at the beginning and the end of the period for the financial assets recognized at fair value, categorized as level 3:

	As of March 31, 2021
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	427,464	29,570	1,867,295
Transfers to Level 3
Transfers from Level 3
Profit and loss	28,421		393,239
Recognition and derecognition	(307,431)	4,047
Monetary effects	(33,895)	(3,567)	(214,373)
Amount at the end of the period	114,559	30,050	2,046,161

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

	As of December 31, 2020
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	1,253,355	35,370	2,347,824
Transfers to Level 3
Transfers from Level 3
Profit and loss	234,707	10,698	150,985
Recognition and derecognition	(894,085)	(7,348)	19,328
Monetary effects	(166,513)	(9,150)	(650,842)
Amount at the end of the fiscal year	427,464	29,570	1,867,295

In note 6 to the condensed consolidated interim financial statements, are detailed the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of March 31, 2021 and December 31, 2020, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of March 31, 2021 and December 31, 2020:

	03/31/2021
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	136,034,911	136,034,911			136,034,911
Repo transactions	12,889,942	12,889,942			12,889,942
Other financial assets	15,242,062	15,242,062			15,242,062
Loans and other financing	264,880,785			242,862,341	242,862,341
Other debt securities	29,119,842	404,520	28,750,409	140,106	29,295,035
Financial assets delivered as guarantee	13,647,125	13,647,125			13,647,125
	471,814,667	178,218,560	28,750,409	243,002,447	449,971,416

Financial liabilities
Deposits	453,766,472	227,387,291		226,232,550	453,619,841
Other financial liabilities	34,062,148	32,630,071	1,431,315		34,061,386
Financing received from the BCRA and other financial entities	1,148,993	515,765	626,005		1,141,770
Issued corporate bonds	5,054,192		4,016,109		4,016,109
Subordinated corporate bonds	38,149,077		29,240,560		29,240,560
	532,180,882	260,533,127	35,313,989	226,232,550	522,079,666

	12/31/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	129,328,037	129,328,037			129,328,037
Repo transactions	45,394,755	45,394,755			45,394,755
Other financial assets	18,406,911	18,406,911			18,406,911
Loans and other financing	290,734,113			271,041,096	271,041,096
Other debt securities	35,148,599	11,927,565	25,087,193	167,540	37,182,298
Financial assets delivered as guarantee	15,265,866	15,265,866			15,265,866
	534,278,281	220,323,134	25,087,193	271,208,636	516,618,963

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

	12/31/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial liabilities
Deposits	547,935,484	270,647,481		276,973,918	547,621,399
Repo transactions	698,695	698,695			698,695
Other financial liabilities	37,534,304	36,029,097	1,503,741		37,532,838
Financing received from the BCRA and other financial entities	1,037,900	365,823	661,248		1,027,071
Issued corporate bonds	5,565,079		4,654,562		4,654,562
Subordinated corporate bonds	38,743,184		32,873,522		32,873,522
	631,514,646	307,741,096	39,693,073	276,973,918	624,408,087

7.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on associates and joint ventures are disclosed in note 7 to the condensed consolidated interim financial statements.

8.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of other financial and non-financial assets as of March 31, 2021 and December 31, 2020 is as follows:

Other financial assets	03/31/2021	12/31/2020
Receivables from spot sales of foreign currency pending settlements	7,140,416	9,533,624
Sundry debtors (see note 10)	7,720,426	8,051,315
Receivables from spot sales of government securities pending settlements	188,197	625,694
Private securities	30,050	29,570
Other	212,819	217,658
Subtotal	15,291,908	18,457,861
Allowances	(19,796)	(21,380)
	15,272,112	18,436,481

Other non-financial assets	03/31/2021	12/31/2020
Investment property (see Exhibit F)	869,497	873,341
Advanced prepayment	852,572	514,995
Tax advances	397,359	678,823
Other	156,448	163,240
	2,275,876	2,230,399

Disclosures related to allowance for ECL are detailed in note 5 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

9.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

As of March 31, 2021 and December 31, 2020, amount balances related to transactions generated with related parties are as follows:

	Information as of March 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
ASSETS

Cash and deposits in banks	737							737
Loans and other financing (2)
Overdraft						40,739	365,544	406,283
Credit cards						48,321	27,305	75,626
Lease		354					4,745	5,099
Personal loans						7,715		7,715
Mortgage loans						202,807		202,807
Other loans		796,823					1,348,559	2,145,382
Other receivables for financial intermediation							9,519	9,519
Guarantees granted							1,143,584	1,143,584

Total Assets	737	797,177				299,582	2,899,256	3,996,752
LIABILITIES

Deposits	7	761,296	144,562	16,263	41,919	576,193	4,223,735	5,763,975
Other financial liabilities						182	189	371
Other non-financial liabilities							9,747	9,747

Total Liabilities	7	761,296	144,562	16,263	41,919	576,375	4,233,671	5,774,093

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of March 31, 2021 for Macro Securities SA, Key management personnel and other related parties amounted to 797,856, 360,610 and 3,322,728, respectively.

	Information as of December 31, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
ASSETS

Cash and deposits in banks	761							761
Repo transactions		866,785						866,785
Loans and other financing (2)
Documents							1,726	1,726
Overdraft						36,997	459,061	496,058
Credit cards						51,188	5,572	56,760
Lease		1,168					5,900	7,068
Personal loans						13,160		13,160
Mortgage loans						95,076		95,076
Other loans		803,973					429,773	1,233,746
Guarantees granted							939,431	939,431

Total Assets	761	1,671,926				196,421	1,841,463	3,710,571

LIABILITIES

Deposits	8	758,389	147,532	64,356	48,953	561,038	896,575	2,476,851
Other financial liabilities		17,638				168	9,451	27,257
Other non-financial liabilities							12,903	12,903

Total liabilities	8	776,027	147,532	64,356	48,953	561,206	918,929	2,517,011

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 807,599, 1,115,738 and 5,278,683, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

Profit or loss related to transactions generated during the three-month periods ended March 31, 2021 and 2020 with related parties are as follows:

	Information as of March 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
INCOME / (LOSS)

Interest income		771				22,407	205,219	228,397
Interest expense		(1,966)			(3,450)	(11,498)	(154,979)	(171,893)
Commissions income		3,977	28		46	2	3,850	7,903
Commissions expense						(11)	(131)	(142)
Other operating income	1	3,010					6	3,017
Administrative expense							(37,724)	(37,724)
Other operating expense							(16,411)	(16,411)

Income / (loss)	1	5,792	28		(3,404)	10,900	(170)	13,147

(1)	Includes close family members of the key management personnel.

	Information as of March 31, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
INCOME / (LOSS)

Interest income		1,979				49,737	228,533	280,249
Interest expense					(2,140)	(846,347)	(37,300)	(885,787)
Commissions income		153	80		13	31	1,898	2,175
Other operating income	1			1			6	8
Administrative expense							(45,951)	(45,951)
Other operating expense							(22,062)	(22,062)

Income / (loss)	1	2,132	80	1	(2,127)	(796,579)	125,124	(671,368)

(1)	Includes close family members of the key management personnel.

Transactions generated by the Bank with related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2021 and 2020, totaled 93,849 and 55,700, respectively.

In addition, fees received by the Directors as of March 31, 2021 and 2020 amounted to 565,635 and 827,623, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	03/31/2021	12/31/2020
Board of Directors	13	13
Senior manager of the key management personnel	11	11
	24	24

10.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The Bank’s investment in Prisma Medios de Pago SA as of March 31, 2021 and December 31, 2020 is described in note 10 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

11.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of March 31, 2021 and December 31, 2020.

The expected terms to settle these obligations are detailed in note 11 to the condensed consolidated interim financial statements.

12.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of other financial and non-financial liabilities as of March 31, 2021 and December 31, 2020 is as follows:

Other financial liabilities	03/31/2021	12/31/2020
Credit and debit card settlement - due to merchants	18,400,938	19,431,927
Amounts payable for spot purchases of foreign currency pending settlement	7,178,669	9,544,489
Payments orders pending settlement foreign exchange	2,832,416	3,471,163
Collections and other transactions on account and behalf others	2,176,071	1,596,639
Finance leases liabilities	1,275,962	1,323,102
Amounts payable for spot purchases of government securities pending settlement	675,944	492,663
Other	1,522,148	1,674,321
	34,062,148	37,534,304

Other non-financial liabilities	03/31/2021	12/31/2020
Dividends payables (see note 33)	16,579,990	18,727,584
Salaries, bonuses and payroll taxes payables	4,727,884	5,455,986
Withholdings	4,253,802	4,655,107
Taxes payables	2,297,805	2,020,038
Miscellaneous payables	1,183,598	1,584,265
Retirement pension payment orders pending settlement	256,396	462,581
Fees payables	2,177	538,091
Other	565,076	674,868
	29,866,728	34,118,520

13.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2021 and December 31, 2020:

03/31/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	136,034,911
Debt securities at fair value through profit or loss		29,716,171	7,436,220
Repo transactions		12,889,942
Other financial assets	1,239,555	9,265,445	4,767,112
Loans and other financing (1)	617,479	176,753,119	87,510,187
Other debt securities		164,677,711	44,860,291
Financial assets delivered as guarantee	13,647,125
Equity instruments at fair value through profit or loss	2,056,325
Total assets	153,595,395	393,302,388	144,573,810

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

03/31/2021	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	222,585,376	231,168,125	12,971
Derivative financial instruments		6
Other financial liabilities		33,226,607	835,541
Financing received from the BCRA and other financial entities		1,126,072	22,921
Issued Corporate bonds		2,676,496	2,377,696
Subordinated corporate bonds		1,355,077	36,794,000
Total Liabilities	222,585,376	269,552,383	40,043,129

12/31/2020	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	129,328,037
Debt securities at fair value through profit or loss		57,720,978	2,354,810
Derivative financial instruments		8,169
Repo transactions		45,394,755
Other financial assets	1,639,377	12,069,194	4,727,910
Loans and other financing (1)	707,026	201,223,456	88,803,631
Other debt securities		205,208,212	25,369,491
Financial assets delivered as guarantee	15,265,866	785,868
Equity instruments at fair value through profit or loss	1,878,283
Total assets	148,818,589	522,410,632	121,255,842

Liabilities
Deposits	265,330,603	282,580,685	24,196
Derivative financial instruments		260
Repo transactions		698,695
Other financial liabilities		36,656,887	877,417
Financing received from the BCRA and other financial entities		994,332	43,568
Issued Corporate bonds		2,879,402	2,685,677
Subordinated corporate bonds		725,487	38,017,697
Total Liabilities	265,330,603	324,535,748	41,648,555

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

14.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 14 to the condensed consolidated interim financial statements.

15.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

In note 15 to the condensed consolidated interim financial statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

b)	The main items of income tax expense in the condensed separate interim financial statements are as follows:

	03/31/2021	03/31/2020
Current income tax expense	1,052,264	5,636,692	(*)
Loss / (profit) for deferred income tax	989,224	(262,950)
Monetary effects	208,332	186,818
Income tax loss recorded in the statement of income	2,249,820	5,560,560
Income tax loss / (profit) recorded in other comprehensive income	271,210	(309,117)
	2,521,030	5,251,443

(*) See point c) of this note.

c)	As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 15 to the condensed consolidated interim financial statements). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion has been applied to determine the annual income tax report for 2020, which generated an accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on October 24, 2020 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11683, in order to obtain the return of the amounts 4,782,766 and 5,015,451 (not restated), paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the inflation adjustment method established by the Income Tax Law. For further information see note 15.d) to the condensed consolidated interim financial statements.

16.	COMMISSIONS INCOME

Description	03/31/2021	03/31/2020
Performance obligations satisfied at a point in time
Commissions related to obligations	3,494,539	3,760,120
Commissions related to credit cards	2,214,415	2,365,712
Commissions related to insurance	431,032	440,233
Commissions related to trading and foreign exchange transactions	149,292	111,794
Commissions related to securities value	46,508	31,779
Commissions related to loans and other financing	18,773	22,534
Commissions related to financial guarantees granted	122	187
Performance obligations satisfied over certain time period
Commissions related to credit cards	78,587	108,790
Commissions related to trading and foreign exchange transactions	9,053	12,424
Commissions related to loans and other financing	271	90
Commissions related to obligations	183	608
Commissions related to financial guarantees granted	71	1
	6,442,846	6,854,272

17.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	03/31/2021	03/31/2020
Translation of foreign currency assets and liabilities into pesos	1,023,626	657,676
Income from foreign currency exchange	122,102	69,661
	1,145,728	727,337

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

18.	OTHER OPERATING INCOME

Description	03/31/2021	03/31/2020
Services	379,097	808,174
Other receivables for financial intermediation	308,230
Adjustments and interest from other receivables	209,762	230,381
Adjustments from other receivables with CER clauses	59,893	57,621
Initial recognition of loans	2,998
Sale of property, plant and equipment	1,708	47
Other	390,798	325,753
	1,352,486	1,421,976

19.	EMPLOYEE BENEFITS

Description	03/31/2021	03/31/2020
Remunerations	5,171,187	4,905,934
Payroll taxes	1,159,761	1,079,434
Compensations and bonuses to employees	646,937	475,793
Employee services	156,632	148,879
	7,134,517	6,610,040

20.	ADMINISTRATIVE EXPENSES

Description	03/31/2021	03/31/2020
Maintenance, conservation and repair expenses	574,093	572,339
Taxes	534,727	542,982
Armored truck, documentation and events	515,708	492,737
Electricity and communications	397,746	443,340
Security services	376,745	418,720
Software	317,963	285,695
Other fees	244,018	247,253
Fees to directors and syndics	92,074	418,733
Advertising and publicity	56,938	81,936
Insurance	44,765	36,260
Leases	31,184	32,102
Representation, travel and transportation expenses	26,969	42,239
Stationery and office supplies	19,736	27,440
Hired administrative services	2,490	917
Other	129,569	118,276
	3,364,725	3,760,969

21.	OTHER OPERATING EXPENSES

Description	03/31/2021	03/31/2020
Turnover tax	3,472,008	3,471,727
For credit cards	1,300,019	1,188,595
Charges for other provisions	398,528	428,428
Deposit guarantee fund contributions	224,920	172,645
Taxes	92,561	178,286
Interest on lease liabilities	41,262	46,667
For administrative, disciplinary and criminal penalties	30,673

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

Description (contd.)	03/31/2021	03/31/2020
Insurance claims	10,789	20,972
Loss from sale or impairment of investments in properties and other non-financial assets	7,548
Donations	649	154,142
Other	733,391	482,766
	6,312,348	6,144,228

22.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	03/31/2021	12/31/2020	03/31/2020	12/31/2019
Cash and deposits in banks	136,034,911	129,328,037	166,288,137	149,772,374
Debt Securities at fair value through profit or loss			44,729
Other debt securities	121,861,491	145,342,995	59,196,006	70,632,016
	257,896,402	274,671,032	225,528,872	220,404,390

23.	CAPITAL STOCK

Note 23 to the condensed consolidated interim financial statements presents the changes in the Bank’s capital stock.

24.	DEPOSIT GUARANTEE INSURANCE

Note 25 to the condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.4180% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12152 issued on April 14, 2021.

25.	RESTRICTED ASSETS

As of March 31, 2021 and December 31, 2020 the following Bank’s assets are restricted:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

Item		03/31/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities
•	Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	157,378	165,430
•	Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021, securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	68,540	69,105
•	Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	44,104	44,467
•	Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV	35.381	37.191
•	Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the Guarantee Fund II in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended)	5,960	3,605
•	Federal Government Treasury letters at discount in pesos maturity January 29, 2021, securing the transaction of MAE Futuro Garantizado CPC2		22,139
	Subtotal debt securities at fair value through profit or loss and other debt securities	311,363	341,937

Other financial assets
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for differences in turnover tax	827	934
	Subtotal other financial assets	827	934

Loans and other financing – non-financial private sector and foreign residents
•	Interests derived from contributions made as contributing partner (2)	260,000	293,678
	Subtotal loans and other financing	260,000	293,678

Financial assets delivered as guarantee
•	Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities.	11,952,491	13,600,376
•	Guarantee deposits related to credit and debit card transactions	1,525,894	1,488,572
•	For securities forward contracts		785,868
•	Other guarantee deposits	168,740	176,918
	Subtotal Other financial assets delivered as guarantee	13,647,125	16,051,734

Other non-financial assets
•	Real property related to call options sold	244,150	244,453
	Subtotal Other non-financial assets	244,150	244,453
	Total	14,463,465	16,932,736

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	As of March 31, 2021 and December 31, 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

Moreover, on November 9, 2020 the Bank paid 14,847 for a call option which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

26.	TRUST ACTIVITIES

Note 27 to the condensed consolidated interim financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

26.1	Financial trusts for investment purposes

As of March 31, 2021 and December 31, 2020 the debt securities with investment purposes and certificate of participation in financial trusts total 293,770 and 642,658, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

26.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of March 31, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 6,641 and 7,501, respectively.

26.3	Trusts guaranteeing loans granted by the Bank

As of March 31, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 2,147,274 and 2,328,686, respectively.

26.4	Trusts in which the Bank acts as Trustee (Management)

As of March 31, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 2,615,309 and 2,688,248, respectively.

27.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Depositary Company, comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 28.3 to the condensed consolidated interim financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of March 31, 2021 stated in Unit of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,364,220,759 and exceeds the minimum amount required by this for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum statutory guarantee account required of 710,175 UVAs, which the Bank paid-in with government securities as described in note 25 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, note 28.2 to the condensed consolidated interim financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

28.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2021 are described in note 29 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

29.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 30 to the condensed consolidated interim financial statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previous mentioned, should be recorded or disclosed.

30.	ISSUANCE OF CORPORATE BONDS

Note 31 to the condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank as of March 31, 2021 and December 31, 2020, under the terms and values therein expressed.

31.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of March 31, 2021 and December 31, 2020:

Item	03/31/2021	12/31/2020
Custody of government and private securities and other assets held by third parties	197,070,247	179,824,577
Preferred and other collaterals received from customers (1)	85,018,724	95,418,022
Outstanding checks not yet paid	8,348,037	8,512,312
Checks already deposited and pending clearance	4,769,399	4,313,524

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

32.	TAX AND OTHER CLAIMS

32.1. Tax claims

Note 33.1 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by Federal Public Revenue Agency AFIP and the tax authorities of the relevant jurisdiction.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

32.2. Other claims

Note 33.2. to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the different consumer´s associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

33.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 34 to the condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, unless expressly stated)

34.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 35 to the condensed consolidated interim financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

35.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND THE FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 37 to the condensed consolidated interim financial statements.

36.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines and are detailed in note 38 to the condensed consolidated interim financial statements.

37.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the reporting period and the issuance of these condensed separate interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed separate interim financial statements.

38.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mention in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2021 AND DECEMBER 31,2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Holdings				Position
		03/31/2021			12/31/2020	03/31/2021
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	5315		1	10,738,597	10,675,567	11,124,497		11,124,497
Federal government treasury bonds in pesos adjustment by CER - Maturity: 08-05-2021	5359		1	8,736,780	8,119,381	9,126,614		9,126,614
Federal government treasury bonds in pesos BADLAR +100 PB - Maturity: 08-05-2022	5360		1	8,601,770	6,391,842	8,601,770		8,601,770
Federal government treasury bonds in pesos adjustment by CER - Maturity: 09-20-2022	5495		1	3,135,700	5	3,135,700		3,135,700
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2024	5493		1	2,367,332	284,739	2,367,332		2,367,332
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-18-2022	5491		1	1,131,811	132,340	1,131,811		1,131,811
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2023	5492		1	885,163	899,734	885,163		885,163
Federal government treasury bonds in pesos BADLAR +200 PB - Maturity: 04-03-2022	5480		1	604,830	602,747	604,830		604,830
Federal government treasury bonds in pesos adjustment by CER - Maturity: 11-09-2026	5925		1	378,157	355,430	378,157		378,157
Federal government treasury letters at variable rate in pesos- Maturity: 06-30-2021	5396		1	268,897		268,897		268,897
Other				188,795	32,186,539	188,795		188,795

Subtotal local government securities				37,037,832	59,648,324	37,813,566		37,813,566

Private securities
Debt Securities in Financial Trusts Surcos			3	56,110	281,374	56,110		56,110
Debt Securities in Financial Trusts Secubono			3	55,912	143,431	55,912		55,912
Securities of companies of public services			3	2,537	2,659	2,537		2,537
Subtotal local private securities				114,559	427,464	114,559		114,559

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				37,152,391	60,075,788	37,928,125		37,928,125

Jorge Pablo Brito
Vice Chairperson

EXHIBIT A
(continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2021 AND DECEMBER 31,2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Holdings				Position
		03/31/2021			12/31/2020	03/31/2021
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Federal government treasury bonds in pesos BADLAR + 100 PB - Maturity: 08-05-2021	5360		1	19,720,005	21,772,400	19,720,005		19,720,005
Federal government treasury bonds in pesos adjustment by CER - Maturity: 09-20-2022	5495		1	18,717,749		18,717,749		18,717,749
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	5315		1	10,140,489	10,099,317	10,140,489		10,140,489
Federal government treasury bonds in pesos adjustment by CER - Maturity: 08-05-2021	5359		1	4,054,906	3,862,965	4,054,906		4,054,906
Federal government treasury bonds in pesos BADLAR +200 PB - Maturity: 04-03-2022	5480		1	2,256,719	37,212	2,256,719		2,256,719
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2023	5492		1	1,339,356	1,173,885	1,339,356		1,339,356
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2024	5493		1	967,036	989,195	967,036		967,036
Federal government treasury bonds linked to dolar - Maturity: 11-30-2021	5498		1	863,318	1,017,186	863,318		863,318
Treasury bills of Province of Neuquen Series 1 Class 1 - Maturity: 04-07-2021	42263		2	280,051	298,812	280,051		280,051
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-18-2022	5491		1	214,150	1,926	214,150		214,150
Other				2,890	10,833,211	2,890		2,890
Subtotal local government securities				58,556,669	50,086,109	58,556,669		58,556,669

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-06-2021			1	19,860,580		19,860,580		19,860,580
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-22-2021			2	17,612,494		17,612,494		17,612,494
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-27-2021			2	17,072,992		17,072,992		17,072,992
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-13-2021			1	15,293,029		15,293,029		15,293,029
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-29-2021			2	14,557,894		14,557,894		14,557,894
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-08-2021			2	13,903,296		13,903,296		13,903,296
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-20-2021			1	13,700,470		13,700,470		13,700,470
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-15-2021			2	9,860,736		9,860,736		9,860,736
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-21-2021					23,966,988
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2021					22,288,934
Other					99,087,073

Subtotal Central Bank of Argentina Bills				121,861,491	145,342,995	121,861,491		121,861,491

Total Other debt securities measured at fair value though other comprehensive income				180,418,160	195,429,104	180,418,160		180,418,160

Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos at 22% - Maturity: 05-21-2022	5496	21,360,000	2	21,290,433	22,773,556	21,290,433		21,290,433
Federal government treasury bonds adjustment by CER - Maturity: 04-17-2021	5494	7,120,384	1	7,176,602	9,684,886	7,176,602		7,176,602
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	258,264	1	197,356	207,454	197,356		197,356
Federal government treasury bonds adjustment by CER - Maturity: 03-18-2022	5491	67,756	1	61,258	62,915	61,258		61,258
Bonds Par denominated in Pesos - Maturity 12-31-2038	45695	78,500	1	29,215	31,915	29,215		29,215
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	5388		1		1,788,444
Subtotal local government securities				28,754,864	34,549,170	28,754,864		28,754,864

Private securities
Debt Securities in Financial Trusts Secubono Series 202 Class A - Maturity: 09-28-2021	55155	89,993	3	93,229		93,229		93,229
Corporate Bonds YPF SA Class 043 - Maturity: 10-21-2023	50939	115,575	2	85,340	83,889	85,340		85,340
Corporate Bonds Central Térmica Roca SA Class 004 - Maturity: 07-24-2021	52650	59,701	2	45,872	41,638	45,872		45,872
Debt Securities in Financial Trusts Secubono Series 201 Class A - Maturity: 08-30-2021	55089	30,841	3	38,814	88,847	38,814		38,814
Corporate Bonds Santander Río Bank S.A. Class 021 - Maturity: 01-26-2022	53219	26,834	2	26,299	29,039	26,299		26,299
Corporate Bonds Generación Mediterránea SA Class 008 Class B - Maturity: 08-29-2021	52778	30,043	2	23,875	23,690	23,875		23,875
Corporate Bonds Albanesi SA Class 003 -Maturity: 06-15-2021	52559	23,425	2	19,615	34,899	19,615		19,615
Debt Securities in Financial Trusts Secubono Series 200 Class A - Maturity: 06-28-2021	54966	19,272	3	19,564	80,225	19,564		19,564
Corporate Bonds Tarjeta Naranja Class 003 - Maturity: 06-09-2021	52535	10,295	2	9,204	9,099	9,204		9,204
Corporate Bonds Banco de la Ciudad de Buenos Aires Class 16 - Maturity: 12-05-2022	92655	4,152	2	3,166	3,302	3,166		3,166
Other					204,801
				364,978	599,429	364,978		364,978
Total Other debt securities measured at cost amortized				29,119,842	35,148,599	29,119,842		29,119,842

TOTAL OTHER DEBT SECURITIES				209,538,002	230,577,703	209,538,002		209,538,002

Jorge Pablo Brito
Vice Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2021 AND DECEMBER 31,2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Holdings				Position
		03/31/2021			12/31/2020	03/31/2021
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA			3	1,791,063	1,604,718	1,791,063		1,791,063
Mercado Abierto Electrónico SA			3	161,877	162,903	161,877		161,877
Matba Rofex SA			3	23,094	23,993	23,094		23,094
C.O.E.L.S.A			3	19,511	22,038	19,511		19,511
Argentina Clearing y Resgistro SA			3	17,678	16,639	17,678		17,678
Sedesa			3	11,682	13,194	11,682		11,682
Provincanje SA			3	6,243	7,052	6,243		6,243
AC Inversora SA			3	5,389	6,087	5,389		5,389
Mercado a Término Rosario SA			3	4,308	4,866	4,308		4,308
Proin SA			3	1,960	2,214	1,960		1,960
Other				1,280	1,446	1,280		1,280
Subtotal local				2,044,085	1,865,150	2,044,085		2,044,085

- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	10,164	10,988	10,164		10,164
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	2,076	2,145	2,076		2,076
Subtotal foreign				12,240	13,133	12,240		12,240

Total measured at fair value through profit or loss				2,056,325	1,878,283	2,056,325		2,056,325

TOTAL EQUITY INSTRUMENTS				2,056,325	1,878,283	2,056,325		2,056,325

TOTAL GOVERNMENT AND PRIVATE SECURITIES				248,746,718	292,531,774	249,522,452		249,522,452

Jorge Pablo Brito
Vice Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	03/31/2021	12/31/2020
COMMERCIAL

In normal situation	72,103,836	82,268,684
With senior “A” collateral and counter-collateral	4,002,157	3,830,967
With senior “B” collateral and counter-collateral	10,238,275	10,958,694
Without senior collateral or counter-collateral	57,863,404	67,479,023

Subject to special monitoring	2,897,091	3,386,041
In observation
With senior “A” collateral and counter-collateral	164	382
With senior “B” collateral and counter-collateral	2,114,058	2,406,161
Without senior collateral or counter-collateral	782,869	689,107
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral		153,707
Without senior collateral or counter-collateral		136,684

Troubled	88,254	93,133
Without senior collateral or counter-collateral	88,254	93,133

With high risk of insolvency	98,355	96,192
With senior “B” collateral and counter-collateral	84,562	88,372
Without senior collateral or counter-collateral	13,793	7,820

Irrecoverable	570,475	589,464
With senior “A” collateral and counter-collateral	58,046	59,976
With senior “B” collateral and counter-collateral	464,635	480,100
Without senior collateral or counter-collateral	47,794	49,388

Subtotal Commercial	75,758,011	86,433,514

Jorge Pablo Brito
Vice Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	03/31/2021	12/31/2020
CONSUMER AND MORTGAGE

Performing	199,366,935	217,386,320
With senior “A” collateral and counter-collateral	17,256,579	22,118,890
With senior “B” collateral and counter-collateral	16,554,639	18,483,095
Without senior collateral or counter-collateral	165,555,717	176,784,335

Low risk	528,925	84,023
With senior “A” collateral and counter-collateral	84,016	5,653
With senior “B” collateral and counter-collateral	11,083	62
Without senior collateral or counter-collateral	433,826	78,308
Low risk - in special treatment	8,834	11,903
Without senior collateral or counter-collateral	8,834	11,903
Medium risk	685,769	242,538
With senior “A” collateral and counter-collateral	39,979	5,127
With senior “B” collateral and counter-collateral	25,684	33,914
Without senior collateral or counter-collateral	620,106	203,497

High risk	240,819	422,773
With senior “A” collateral and counter-collateral	22,177	23,649
With senior “B” collateral and counter-collateral	38,097	53,469
Without senior collateral or counter-collateral	180,545	345,655

Irrecoverable	868,256	926,221
With senior “A” collateral and counter-collateral	10,273	12,683
With senior “B” collateral and counter-collateral	244,854	270,872
Without senior collateral or counter-collateral	613,129	642,666

Subtotal consumer and mortgage	201,699,538	219,073,778
Total	277,457,549	305,507,292

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the separed statement of financial position is listed below:

	03/31/2021	12/31/2020
Loans and other financing	264,880,785	290,734,113
+ Allowances for loans and other financing	9,859,381	11,322,063
+ Adjustment amortized cost and fair value	136,826	152,577
+ Debt securities of financial trust - Measured at amortized cost	151,698	188,283
+ Corporate bonds	214,048	412,663
- Interest and other accrued items receivable from financial assets with impaired credit value	(53,584)	(65,855)
Guarantees provided and contingent liabilities	2,268,395	2,763,448
Total computable items	277,457,549	305,507,292

Jorge Pablo Brito
Vice Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	03/31/2021		12/31/2020
	Cut off	% of total	Cut off	% of total
Number of customers	balance	portfolio	balance	portfolio
10 largest customers	26,779,102	9.65	34,117,011	11.17
50 next largest customers	26,577,925	9.58	26,892,513	8.80
100 next largest customers	14,158,120	5.10	15,425,880	5.05
Other customers	209,942,402	75.67	229,071,888	74.98

Total (1)	277,457,549	100.00	305,507,292	100.00

(1) See reconciliation in Exhibit B

Jorge Pablo Brito
Vice Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Remaining terms to maturity
			Over 1 month	Over 3 months	Over 6 months	Over 12 months
		Up to 1	and up to 3	and up to 6	and up to 12	and up to 24	Over 24
Item	Matured	month	months	months	months	months	months	Total
Non-financial government sector		407,493	522,373	687,460	1,167,750	2,194,034		4,979,110
Financial sector		1,302,900	347,989	334,136	1,005,147	3,597		2,993,769
Non-financial private sector and foreign residents	1,445,398	92,065,934	38,884,302	42,759,734	42,333,831	53,221,826	88,078,630	358,789,655

Total	1,445,398	93,776,327	39,754,664	43,781,330	44,506,728	55,419,457	88,078,630	366,762,534

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Remaining terms to maturity
			Over 1 month	Over 3 months	Over 6 months	Over 12 months
		Up to 1	and up to 3	and up to 6	and up to 12	and up to 24	Over 24
Item	Matured	month	months	months	months	months	months	Total
Non-financial government sector		271,158	801,727	815,660	1,471,439	2,530,383	536,735	6,427,102
Financial sector		82,641	413,529	612,756	379,785	1,135,981		2,624,692
Non-financial private sector and foreign residents	1,472,215	106,562,142	35,073,196	47,376,979	55,922,986	53,163,978	86,512,816	386,084,312

Total	1,472,215	106,915,941	36,288,452	48,805,395	57,774,210	56,830,342	87,049,551	395,136,106

This exhibit disclosures contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

					Depreciation for the period
	Original
	value at
	beginning	Total life							Residual value
	of fiscal	estimated					Of the	At the	at the end of
Item	year	in years	Increases	Decreases	Accumulated	Decrease	period	end	the period
Cost
Real property	34,422,211	50	15,640		2,818,978		177,205	2,996,183	31,441,668
Furniture and facilities	4,431,673	10	19,140		1,979,943		103,114	2,083,057	2,367,756
Machinery and equipment	6,189,496	5	78,644		3,891,777		243,777	4,135,554	2,132,586
Vehicles	940,466	5	12,224	35,586	772,447	30,454	18,880	760,873	156,231
Work in progress	947,130		479,055						1,426,185
Right of use	2,331,483	5	136,064		1,009,287		143,182	1,152,469	1,315,078
Total property, plant and equipment (1)	49,262,459		740,767	35,586	10,472,432	30,454	686,158	11,128,136	38,839,504

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

					Depreciation for the fiscal year
	Original								Residual
	value at								Residual
	beginning	Total life							value at the
	of fiscal	estimated					For the		end of the
Item	year	in years	Increases	Decreases	Accumulated	Decrease	fiscal year	At the end	fiscal year
Cost
Real property	33,684,778	50	765,928	28,495	2,134,810	13,662	697,830	2,818,978	31,603,233
Furniture and facilities	4,084,490	10	347,905	722	1,568,203	32	411,772	1,979,943	2,451,730
Machinery and equipment	5,477,428	5	712,150	82	2,908,798	21	983,000	3,891,777	2,297,719
Vehicles	919,977	5	91,425	70,936	758,642	65,881	79,686	772,447	168,019
Work in progress	1,343,254		525,373	921,497					947,130
Right of use	1,862,363	5	585,753	116,633	455,260	28,381	581,861	1,008,740	1,322,743
Total property, plant and equipment	47,372,290		3,028,534	1,138,365	7,825,713	107,977	2,754,149	10,471,885	38,790,574

(1) During the fiscal year 2021, this item observed transfers to and from property, plant and equipment and/or intangible assets.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT F
(Continued)

CHANGE IN INVESTMENT PROPERTY
AS OF MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

					Depreciation for the fiscal year
	Original
	Value at
	beginning	Useful life							Residual value at
	of fiscal	estimated							the end of the
Item	year	in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	period
Cost
Rented properties	248,744	50	1		40,838		695	41,533	207,212
Other investment properties	713,018	50			47,583		3,150	50,733	662,285
Total investment property	961,762		1		88,421		3,845	92,266	869,497

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated	Decrease	For the fiscal year	At the end
Cost
Rented properties	248,743	50	1		38,058		2,780	40,838	207,906
Other investment properties	704,711	50	78,679	70,372	36,541	10	11,052	47,583	665,435
Total investment property (1)	953,454		78,680	70,372	74,599	10	13,832	88,421	873,341

(1) During the fiscal year 2020, this item observed transfers to and from property, plant and equipment.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT G
CHANGE IN INTANGIBLE ASSETS
AS OF MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

					Depreciation for the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	3,105,622	5	325,684	12,016	1,611,066	547	171,708	1,782,227	1,637,063
Other intangible assets	9,734,919	5	329,844		5,466,266		419,739	5,886,005	4,178,758
Total intangible assets (1)	12,840,541		655,528	12,016	7,077,332	547	591,447	7,668,232	5,815,821

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the period
Cost
Licenses	2,512,933	5	592,689		1,030,106	1	580,961	1,611,066	1,494,556
Other intangible assets	7,828,908	5	1,906,011		3,866,799	1	1,599,468	5,466,266	4,268,653
Total intangible assets	10,341,841		2,498,700		4,896,905	2	2,180,429	7,077,332	5,763,209

(1) During the fiscal year 2021, this item was transferred from Property, Plant and equipment.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	03/31/2021		12/31/2020
	Outstanding	% of total	Outstanding	% of total
Number of customers	balance	portfolio	balance	portfolio
10 largest customers	51,479,225	11.34	105,724,447	19.30
50 next largest customers	33,177,246	7.31	52,406,398	9.56
100 next largest customers	20,369,537	4.49	23,859,449	4.35
Other customers	348,740,464	76.86	365,945,190	66.79

Total	453,766,472	100.00	547,935,484	100.00

Jorge Pablo Brito
Vice Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	408,612,550	43,843,836	4,526,068	818,688	17,047	2,394	457,820,583

From the non-financial government sector	51,637,859	3,680,623	483,163	2,544			55,804,189
From the financial sector	693,670						693,670
From the non-financial private sector and foreign residents	356,281,021	40,163,213	4,042,905	816,144	17,047	2,394	401,322,724

Derivative instruments	6						6

Other financial liabilities	32,614,977	149,287	251,115	219,012	298,569	538,412	34,071,372

Financing received from the Central Bank of Argentina and other financial institutions	821,469	217,762	59,990	42,456	25,392	2,169	1,169,238

Issued corporate bonds	2,541,842	208,048		208,048	2,585,744		5,543,682

Subordinated corporate bonds		1,241,797		1,241,798	2,731,219	47,718,876	52,933,690

Total	444,590,844	45,660,730	4,837,173	2,530,002	5,657,971	48,261,851	551,538,571

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT I
(Continued)

BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	492,767,661	50,882,679	6,304,712	3,417,297	39,316	2,470	553,414,135

From the non-financial government sector	76,664,882	6,279,024	1,018,806	2,404			83,965,116
From the financial sector	786,621						786,621
From the non-financial private sector and foreign residents	415,316,158	44,603,655	5,285,906	3,414,893	39,316	2,470	468,662,398

Derivative instruments	47	213					260

Repo transactions	700,748						700,748

Other financial institutions	700,748						700,748

Other financial liabilities	36,023,472	148,256	138,354	357,972	298,862	580,978	37,547,894

Financing received from the Central Bank of Argentina and other financial institutions	473,518	225,308	230,508	91,156	45,286	6,465	1,072,241

Issued corporate bonds	236,462		3,119,871	234,996	2,920,674		6,512,003

Subordinated corporate bonds			1,283,097	1,283,098	2,822,053	49,305,910	54,694,158

Total	530,201,908	51,256,456	11,076,542	5,384,519	6,126,191	49,895,823	653,941,439

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT J

CHANGES IN PROVISIONS
AS OF MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	03/31/2021
Provisions for eventual commitments	19,435	2,798			(2,339)	19,894
For Administrative, disciplinary and criminal penalties	811	30,673		30,673	(93)	718
Other	1,453,251	395,730		308,683	(169,204)	1,371,094
Total Provisions	1,473,497	429,201		339,356	(171,636)	1,391,706

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2020
Provisions for eventual commitments	26,560	8,892		9,060	(6,957)	19,435
For Administrative, disciplinary and criminal penalties	1,104				(293)	811
Other	2,238,231	1,267,345	9	1,424,458	(627,858)	1,453,251
Total Provisions	2,265,895	1,276,237	9	1,433,518	(635,108)	1,473,497

Jorge Pablo Brito
Vice Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177

Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)

Shares				Capital Stock
Class	Stock number	Face value	Votes per Share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177

Total	639,413,408			639,413	639,413

Jorge Pablo Brito
Vice Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	03/31/2021					12/31/2020
	Total parent company and local	Total per currency
Item	branche	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	99,760,078	99,151,375	427,028	19,501	162,174	101,940,445
Debt securities at fair value through profit or loss
Other financial assets	5,334,533	5,334,533				5,277,102
Loans and other financing	23,999,847	23,975,254	24,593			25,837,826
Other financial institutions	23,556	23,556				23,980
From the non-financial private sector and foreign residents	23,976,291	23,951,698	24,593			25,813,846
Other debt securities	865,682	865,682				1,020,348
Financial assets delivered as guarantee	1,734,862	1,734,862				1,984,360
Equity instruments at fair value through profit or loss	12,240	12,240				13,133
Investments in associates and joint ventures	2,737,777	2,737,777				2,942,138

TOTAL ASSETS	134,445,019	133,811,723	451,621	19,501	162,174	139,015,352

LIABILITIES
Deposits	79,270,461	79,270,461				82,723,469
Non-financial government sector	4,089,201	4,089,201				4,742,307
Financial sector	633,643	633,643				648,228
Non-financial private sector and foreign residents	74,547,617	74,547,617				77,332,934
Other financial liabilities	4,239,629	4,083,323	136,055		20,251	4,982,971
Financing from the Central Bank and other financial institutions	603,632	578,979	24,653			530,189
Subordinated corporate bonds	38,149,077	38,149,077				38,743,184
Other non financial liabilities	7,230	7,230				7,325

TOTAL LIABILITIES	122,270,029	122,089,070	160,708		20,251	126,987,138

Jorge Pablo Brito
Vice Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Market or counter-party	Originally agreed weighted monthly average term (in moths)	Residual weighted monthly average term (in moths)	Weighted daily average term settlement of differences (in days)	Amount (*)
	Intermediation	Local	With delivery of	Other countries of local
Repo transactions	- own account	government securities	underlying asset		1	1		14,421,114
	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina – Non-	35	10		353,223
				Financial sector

(*) Related to the valuation of the underlying traded, exposed in absolute value.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	Net financial Income/ (Loss)
	Mandatory measurement
	Quarter ended	Quarter ended
Items	03/31/2021	03/31/2020
For measurement of financial assets at fair value through profit or loss
Gain from government securities	4,111,954	1,920,652
Gain from private securities	28,421	126,882
Gain from derivative financial instruments
Forward transactions		51,369
Loss from other financial assets	(2,578)	(23,746)
Gain from equity instruments at fair value through profit or loss	398,378	128,960
Loss from sales or decreases of financial assets at fair value (*)	(29,882)	(43,147)
Total	4,506,293	2,160,970

(*) Includes reclassifications of instruments classified at fair value through other comprehensive income that were derecognized or collected during the period.

Jorge Pablo Brito
Vice Chairperson

EXHIBIT Q
(Continued)

BREAKDOWN OF STATEMENT OF INCOME
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

	Net financial income/ (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets	Quarter ended	Quarter ended
measured at amortized cost	03/31/2021	03/31/2020
Interest income
for cash and bank deposits	2,628	86,883
for government securities	2,374,545	2,429,310
for private securities	103,182	832,892
for loans and other financing
Non-financial public sector	461,654	1,207,566
Financial sector	168,024	359,321
Non-financial private sector
Overdrafts	1,697,456	5,380,617
Documents	1,383,928	1,815,777
Mortgage loans	3,053,831	2,563,720
Pledge loans	110,646	151,998
Personal loans	9,246,202	9,498,057
Credit cards	2,695,610	3,902,785
Financial leases	11,106	25,399
Other	3,475,035	2,832,449
for repo transactions
Central Bank of Argentina	2,077,895	459,345
Other financial institutions	14,424	59,659
Total	26,876,166	31,605,778
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(726,618)	(171,642)
Saving accounts	(230,686)	(207,853)
Time deposits and investments accounts	(19,190,817)	(12,111,607)
for Financing received from Central Bank of Argentina and other financial institutions	(43,579)	(31,506)
For repo transactions
Other financial institutions	(54,518)	(93,574)
for other financial liabilities	(5,369)	(30,012)
Issued corporate bonds	(352,310)	(406,325)
for subordinated corporate bonds	(664,481)	(653,737)
Total	(21,268,378)	(13,706,256)

Jorge Pablo Brito
Vice Chairperson

EXHIBIT Q
(Continued)

BREAKDOWN OF STATEMENT OF INCOME
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

Interest and adjustment for the application of the effective interest rate of	Income for the period	Other comprehensive income	Income for the period	Other comprehensive income
financial assets measured at fair value	Quarter ended	Quarter ended	Quarter ended	Quarter ended
through other comprehensive income	03/31/2021	03/31/2021	03/31/2020	03/31/2020
From debt government securities	18,171,840	415,776	12,449,552	(1,600,691)
Total	18,171,840	415,776	12,449,552	(1,600,691)

	Income for the period
	Quarter ended	Quarter ended
Commissions income	03/31/2021	03/31/2020
Commissions related to obligations	3,494,722	3,760,728
Commissions related to credits	19,044	22,624
Commissions related to loans commitments and financial guarantees	193	188
Commissions related to securities value	46,508	31,779
Commissions to credit cards	2,293,002	2,474,502
Commissions to insurances	431,032	440,233
Commissions related to trading and foreign exchange transactions	158,345	124,218
Total	6,442,846	6,854,272

	Loss for the period
	Quarter ended	Quarter ended
Commissions expenses	03/31/2021	03/31/2020
Commissions related to trading and foreign exchange transactions	(11,736)	(29,914)
Other
Commissions paid ATM exchange	(371,888)	(373,392)
Checkbooks commissions and compensating cameras	(108,679)	(117,882)
Commissions Credit cards and foreign trade	(63,493)	(96,582)
	(555,796)	(617,770)

Jorge Pablo Brito
Vice Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	03/31/2021
Other financial assets	21,380	906			(2,490)	19,796
Loans and other financing	11,322,063	(882,872)	492,572	218,853	(1,291,235)	9,859,381
Other financial institutions	18,764	(1,163)			(2,105)	15,496
To the non-financial private sector and foreign residents
Overdrafts	774,556	(37,134)	219,618	(481,586)	(76,387)	399,067
Documents	603,870	(63,406)	(12,926)	(3,302)	(65,938)	458,298
Mortgage loans	850,479	(4,288)	59,319	3,119	(99,946)	808,683
Pledge loans	151,746	(6,089)	7,038	5,606	(17,675)	140,626
Personal loans	3,214,347	65,069	177,110	254,291	(389,246)	3,321,571
Credit cards	3,827,826	(507,234)	9,000	386,587	(434,316)	3,281,863
Financial leases	11,350	52	117	(1,899)	(1,230)	8,390
Other	1,869,125	(328,679)	33,296	56,037	(204,392)	1,425,387
Eventual commitments	19,435	3,167	(361)		(2,347)	19,894
Other debt securities	1,517	(600)			(149)	768
Total allowances	11,364,395	(879,399)	492,211	218,853	(1,296,221)	9,899,839

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2021, except that indicated otherwise)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2020
Other financial assets	15,849	12,784			(7,253)	21,380
Loans and other financing	7,788,853	4,760,252	2,274,529	(539,228)	(2,962,343)	11,322,063
Other financial institutions	42,439	(14,743)			(8,932)	18,764
To the non-financial private sector and foreign residents
Overdrafts	1,186,713	15,359	1,425	(24,293)	(404,648)	774,556
Documents	564,805	156,644	95,271	(34,991)	(177,859)	603,870
Mortgage loans	589,024	118,594	341,121	4,437	(202,697)	850,479
Pledge loans	198,448	27,804	8,104	(19,483)	(63,127)	151,746
Personal loans	2,825,426	1,032,377	564,190	(265,523)	(942,123)	3,214,347
Credit cards	1,219,523	2,444,591	908,226	(83,050)	(661,464)	3,827,826
Financial leases	8,229	(2,198)	(891)	8,729	(2,519)	11,350
Other	1,154,246	981,824	357,083	(125,054)	(498,974)	1,869,125
Eventual commitments	26,560	6,008	(6,146)	394	(7,381)	19,435
Other debts securities	2,979	300			(1,762)	1,517
Total allowances	7,834,241	4,779,344	2,268,383	(538,834)	(2,978,739)	11,364,395

Jorge Pablo Brito
Vice Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 12, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer